SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

J. ALEXANDER’S CORPORATION

(Name of Subject Company)

J. ALEXANDER’S CORPORATION

(Name of Person Filing Statement)

Common Stock (par value $.05 per share) with associated Series A

Junior Preferred Stock Purchase Rights

(Title of Class of Securities)

466096104

(CUSIP Number of Class of Securities)

R. Gregory Lewis

3401 West End Avenue, Suite 260

P.O. Box 24300

Nashville, Tennessee 37202

(615) 269-1900

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of Persons Filing Statement)

Copy to:

F. Mitchell Walker, Jr., Esq.

Lori B. Morgan, Esq.

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

(615) 742-6200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is J. Alexander’s Corporation (“J. Alexander’s” or the “Company”), a Tennessee corporation. The address of J. Alexander’s principal executive offices is 3401 West End Avenue, Suite 260, P.O. Box 24300, Nashville, Tennessee 37202, and J. Alexander’s telephone number is (615) 269-1900.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the J. Alexander’s Common Stock, par value $.05 per share, and associated Series A Junior Preferred Stock Purchase Rights (the “Common Stock”).

The shares of Common Stock are hereinafter referred to as the “Shares.” As of July 31, 2012, there were (i) 5,999,735 Shares issued and outstanding (inclusive of Shares held pursuant to J. Alexander’s Employee Stock Ownership Plan (as amended and restated), effective January 1, 2002 (the “ESOP”)), and (ii) 1,006,125 Shares issuable upon the exercise of outstanding options (of which 920,625 have an exercise price less than the Offer Price (as defined below)).

Item 2.	Identity and Background of Filing Person.

Name and Address.

J. Alexander’s is the person filing this Schedule 14D-9 and is the subject company. J. Alexander’s name, address and telephone number are set forth in “Item 1 – Subject Company Information” above. J. Alexander’s website is www.jalexanders.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by New Athena Merger Sub, Inc. (“Merger Sub”), a Tennessee corporation and an indirect, wholly owned subsidiary of Fidelity National Financial, Inc. (“Parent” or “Fidelity”), a Delaware corporation, pursuant to which Merger Sub has offered to purchase all of the outstanding Shares at a price of $13.00 per Share (such amount, the “Offer Price”), net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated August 6, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by Parent and Merger Sub with the Securities and Exchange Commission (the “Commission”) on August 6, 2012.

This Offer is being made pursuant to an Amended and Restated Agreement and Plan of Merger, dated July 30, 2012 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among J. Alexander’s, Parent, Merger Sub, Fidelity Newport Holdings, LLC (the “Operating Company”), a Delaware limited liability company and an indirect, majority-owned subsidiary of Parent, American Blue Ribbons Holdings, Inc. (“ABRH”), a Delaware corporation and an indirect, majority-owned subsidiary of Parent and Athena Merger Sub, Inc. (“Old Merger Sub”), a Tennessee corporation and a direct, wholly owned subsidiary of ABRH, which agreement amended and restated that certain Agreement and Plan of Merger, dated June 22, 2012, by and among J. Alexander’s, Parent, the Operating Company, ABRH and Old Merger Sub (the “Prior Merger Agreement”).

The Merger Agreement provides, among other things, that following the time Merger Sub accepts for payment any Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”), Merger Sub will be merged with and into J. Alexander’s (the “Merger” and together with the Offer, the Top-Up Option (as defined below) and the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”) upon the terms and conditions set forth in the Merger Agreement and in accordance with the Tennessee Business Corporation Act (the “TBCA”). As a result of the Merger, the Shares that are not acquired in the Offer and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), will be converted into the right to receive an amount equal to the Offer Price, net to the shareholder in cash, without interest and less any required withholding taxes (or, if a higher amount is paid in the Offer, such higher amount). Following the Effective Time J. Alexander’s will continue as an indirect, wholly owned subsidiary of Parent (J. Alexander’s after the Effective Time is sometimes referred to herein as the “Surviving Corporation”).

The descriptions of the Merger Agreement contained in this Schedule 14D-9 are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed with this Schedule 14D-9 as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement has been filed to provide investors with information regarding its terms. The Merger Agreement is not intended to provide any other factual information about J. Alexander’s, Merger Sub or Parent. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by J. Alexander’s to Parent and Merger Sub and by Parent and Merger Sub to J. Alexander’s in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between J. Alexander’s and Parent and Merger Sub, rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about J. Alexander’s, Parent or Merger Sub.

The initial expiration date of the Offer is 5:00 p.m., New York City time, on Wednesday, September 5, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Schedule TO states that the business address and telephone number for Parent and Merger Sub are 601 Riverside Avenue, Jacksonville, Florida 32204, (904) 854-8100.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, and in the Information Statement of J. Alexander’s (the “Information Statement”) filed as Annex I to this Schedule 14D-9 (and incorporated by reference into this Item 3), to the knowledge of J. Alexander’s, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings or any actual or potential conflicts of interest between J. Alexander’s or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the shareholders of J. Alexander’s pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with Parent’s right, pursuant to the Merger Agreement, to designate persons to the J. Alexander’s Board of Directors (the “Board” or the “Board of Directors”) following Merger Sub’s acceptance for payment of the Shares tendered in the Offer.

Arrangements between J. Alexander’s and Parent and Merger Sub

Merger Agreement

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is filed as an exhibit to the Schedule TO and as Exhibit (a)(1) to this Schedule 14D-9, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among J. Alexander’s, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide J. Alexander’s shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about J. Alexander’s or Parent in J. Alexander’s or Parent’s public reports filed with the Commission. In particular, the Merger Agreement and summary of the Merger Agreement contained in the Offer to Purchase are not intended to be, and should not be, relied upon as disclosures regarding any facts or circumstances relating to J. Alexander’s or Parent. The representations and warranties contained in the Merger Agreement were not intended, and should not be relied upon, to establish facts. The representations and warranties set forth in the Merger Agreement were negotiated with the principal purpose of (i) establishing the circumstances under which Merger Sub may have the right not to consummate the Offer, or J. Alexander’s or Parent may have the right to terminate the Merger Agreement, and (ii) allocating risk between the parties, rather than establishing matters as facts. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws.

Omnibus Termination Agreement

Contemporaneously with the execution of the Merger Agreement, the Company, Parent, the Operating Company, Fidelity National Special Opportunities, Inc., Newport Global Opportunities Fund, LP and ABRH entered into a certain Omnibus Termination and Release Agreement, dated as of July 30, 2012 (the “Omnibus Termination Agreement”), which terminated and released the parties to the Omnibus Termination Agreement from certain “Terminated Agreements” (as defined in the Omnibus Termination Agreement). The “Terminated Agreements” were entered into in connection with the Prior Merger Agreement and were necessary to effect the transactions contemplated by the Prior Merger Agreement, but are not necessary for the consummation of the Offer and the Merger, as contemplated by the Merger Agreement.

The above description of the Omnibus Termination Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Omnibus Termination Agreement, which is attached hereto as Exhibit (e)(17) and is incorporated herein by reference

Representation on Board

The Merger Agreement provides that, promptly upon the Acceptance Time and from time to time and at all times thereafter, Parent will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the full Board of Directors (which total number will be determined in Parent’s sole discretion subject to the requirements of retaining three continuing directors (as described in the Merger Agreement)) that is proportional to the number of Shares then owned directly or indirectly by Parent. J. Alexander’s is required under the Merger Agreement, upon request by Parent, to take all actions necessary to enable Parent’s designees to be elected or appointed to the Board of Directors effective at the Acceptance Time, including by (i) promptly filling vacancies or newly created directorships on the Board of Directors, (ii) promptly increasing the size of the Board of Directors (including by amending J. Alexander’s bylaws if necessary to increase the size of its Board) and/or (iii) promptly securing the resignations of such number of its incumbent directors as is necessary to provide Parent with such level of representation, and shall cause Parent’s designees to be so elected or appointed at such time.

Confidentiality Agreements

On March 18, 2012, Parent, the Operating Company and J. Alexander’s executed a confidentiality letter agreement (the “Confidentiality Letter Agreement”), and on April 9, 2012, American Blue Ribbon Holdings, LLC, a Delaware limited liability company and an indirect, majority-owned subsidiary of Parent, and J. Alexander’s executed a Confidentiality Agreement (together with the Confidentiality Letter Agreement, the “Confidentiality Agreements”), pursuant to which the parties agreed, subject to certain exceptions, to, among other things, keep confidential certain information provided by the parties for purposes of evaluating a possible transaction between Parent and the Operating Company or their affiliates, on the one hand, and J. Alexander’s, on the other hand. In the Confidentiality Letter Agreement, Parent and the Operating Company also agreed to a standstill provision placing restrictions on, among other things, the ability of Parent and its controlled affiliates to acquire securities of J. Alexander’s or to enter into, or propose to enter into, a merger or certain other combination or acquisition transactions involving J. Alexander’s, unless specifically requested in writing in advance by the Board of Directors, for a period of twelve months from the date of the Confidentiality Letter Agreement. The restrictions in the Confidentiality Agreements automatically terminate upon the earlier to occur of two years from the date of each respective Confidentiality Agreement and the date of a consummation of a transaction between J. Alexander’s, on the one hand, and Parent and the Operating Company or their affiliates, on the other hand.

The foregoing description of the material provisions of the Confidentiality Agreements does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreements, copies of which are filed as exhibits to the Schedule TO and as Exhibits (e)(2) and (e)(3) to this Schedule 14D-9 and are incorporated herein by reference.

Arrangements between J. Alexander’s and its Executive Officers, Directors and Affiliates

J. Alexander’s executive officers and the members of the Board of Directors may be deemed to have certain interests in the Contemplated Transactions, including the Offer and the Merger, that may be different from or in addition to those of J. Alexander’s shareholders generally. These interests may create potential conflicts of interest. The Board of Directors was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Contemplated Transactions.

For further information with respect to the arrangements between J. Alexander’s and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, which is filed as Annex I to this Schedule 14D-9 and incorporated in its entirety by reference herein, under the headings “Security Ownership of Certain Beneficial Owners, Directors and Management”; “Summary Compensation Table – Fiscal Years 2010-2011”; “Outstanding Equity Awards at Fiscal 2011 Year-End Table”; “Potential Payments Upon Termination or Change in Control”; “2011 Director Compensation”; and “Certain Relationships and Related Transactions.”

In the case of each plan or agreement discussed below to which the terms “Change in Control” or “Change in Control of the Company” (as defined therein) apply, the consummation of the Offer would constitute a change in control.

Cash Payable for Outstanding Shares Pursuant to the Offer

If the directors and executive officers of J. Alexander’s who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash Offer Price on the same terms and conditions as the other shareholders of J. Alexander’s. As of July 31, 2012, the directors and executive officers of J. Alexander’s beneficially owned, in the aggregate, 452,919 Shares, excluding Shares subject to exercise of Options (as defined below), but including Shares allocated to each individual by virtue of that individual’s participation in the J. Alexander’s ESOP. If the directors and executive officers were to tender all 452,919 of these Shares for purchase pursuant to the Offer and those Shares were accepted and purchased by Merger Sub, then the directors and executive officers would receive an aggregate of $5,887,947 in cash pursuant to tenders into the Offer.

The table below sets forth information regarding the amount of cash consideration each executive officer and director will receive pursuant to the Offer assuming the Shares beneficially owned by each of J. Alexander’s executive officers and directors (excluding Options (as defined below), but including ESOP Shares) are tendered pursuant to the Offer and those Shares are accepted for purchase and purchased by Merger Sub.

Name	Number of Shares Beneficially Owned	Consideration
E. Townes Duncan	190,214	$2,472,782
Brenda B. Rector	1,000	$13,000
Joseph N. Steakley	1,000	$13,000
Lonnie J. Stout II	183,006	$2,379,078
R. Gregory Lewis	67,354	$875,602
J. Michael Moore	6,359	$82,667
Mark A. Parkey	3,986	$51,818

The beneficial ownership of Shares of each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners, Directors and Management.”

Treatment of J. Alexander’s Stock Options

Under the Merger Agreement, each Company Option (as defined in the Merger Agreement and referred to herein as an “Option”) that is outstanding immediately prior to the Acceptance Time (as defined in the Merger Agreement), whether or not then vested and exercisable, will become fully vested and exercisable upon the occurrence of the Acceptance Time.

Each unexercised Option for which, as of the Acceptance Time, the Offer Price exceeds the exercise price per Share will be canceled at the Acceptance Time. In exchange, the Surviving Corporation will pay to each former holder of such Option as soon as practicable, but no later than J. Alexander’s first regular payroll date following the Acceptance Time or 5 business days following the Acceptance Time, whichever is later, an amount in cash (without interest, and subject to deduction for any required withholding tax) equal to the product of (1) the excess, if any, of the Offer Price, without interest (the “Merger Consideration”), over the exercise price per Share under such Option and (2) the number of Shares subject to such Option (the “Option Spread Value”).

Each Option that is outstanding immediately prior to the Acceptance Time for which, as of the Acceptance Time, the Offer Price does not exceed the exercise price per Share will be canceled at the Acceptance Time without any cash payment being made in respect thereof.

The tables below set forth information regarding the Options which have an exercise price per Share less than $13.00 and are held by J. Alexander’s directors and executive officers as of July 31, 2012. Each such Option would be canceled and exchanged at the Effective Time for the right to receive the Option Spread Value. The Options are classified as vested or unvested in the table below based on the assumption that the Acceptance Time will occur on September 5, 2012.

	Vested Options to be Converted to the Option Spread Value			Unvested Options to be Converted to the Option Spread Value
Name	Number of Shares	Weighted Average Exercise Price per Share	Option Spread Value from Vested Options	Number of Shares	Weighted Average Exercise Price per Share	Option Spread Value from Unvested Options	Total Option Spread Value
E. Townes Duncan(1)	8,000	$6.24	$54,060	—	—	—	$54,060
Brenda B. Rector(1)	16,000	$7.14	$93,820	—	—	—	$93,820
Joseph N. Steakley(1)	16,000	$7.14	$93,820	—	—	—	$93,820
Lonnie J. Stout II(2)	177,500	$6.00	$1,242,550	155,000	$4.78	$1,274,500	$2,517,050
R. Gregory Lewis(2)	73,750	$7.08	$436,525	36,250	$5.11	$285,875	$722,400
J. Michael Moore(2)	53,750	$7.12	$315,975	16,250	$5.07	$128,875	$444,850
Mark A. Parkey(2)	53,750	$7.12	$315,975	16,250	$5.07	$128,875	$444,850

(1)	For purposes of this table, it is assumed that J. Alexander’s will not grant an equity award for 2012 Board service to J. Alexander’s non-employee directors. Based on this assumption, as of the Acceptance Time, all Option awards granted to J. Alexander’s non-employee directors, including awards of Options to purchase 1,000 shares of J. Alexander’s Common Stock which were granted as compensation for 2011 Board service and which are scheduled to vest on August 8, 2012, will have vested. As such, all Option awards granted to J. Alexander’s non-employee directors are reflected under the “Vested Options to be Converted to the Option Spread Value” section of this table.
(2)	One-fourth of the Option awards granted to J. Alexander’s executive officers on August 8, 2011, will vest on August 8, 2012. Although those Options are not vested at the date of this filing, these awards will vest prior to the Acceptance Time. As such, one-fourth of the August 8, 2011, Option awards are reflected under the “Vested Options to be Converted to the Option Spread Value” section of this table.

Section 16 Matters

Pursuant to the Merger Agreement, J. Alexander’s has agreed to take all steps reasonably necessary to cause the Contemplated Transactions and any other dispositions of J. Alexander’s equity securities (including derivative securities) in connection with the Contemplated Transactions by each individual who is a director or executive officer of J. Alexander’s to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Executive Employment Agreements

The Employment Agreements with J. Alexander’s executive officers address the possibility of job loss after a “change in control” (as defined in the respective agreements). The consummation of the Contemplated Transactions will constitute a “change in control” under the respective agreements and therefore could trigger the payment of the benefits described below. Upon a “change in control,” the executive is entitled to a lump sum payment if he is terminated without “cause” or if he resigns for “good reason” (as those terms are defined in the respective agreements), in each case, within thirty-six months of such “change in control.” That lump sum is equal to a payment of: (i) 2.99 times the executive’s base salary then in effect, plus (ii) 2.99 times the higher of (a) the cash bonus paid or earned but not yet paid, in respect of the previous fiscal year, or (b) the average bonus paid or earned but not yet paid, in respect of the last three fiscal years. In addition to the lump sum payment, all unvested equity incentive plan awards held by each executive will vest upon a termination in connection with a “change in control” and health insurance benefits will continue for a period of three years. For Mr. Stout and

Mr. Lewis, who are also parties to Severance Benefits Agreements (as discussed below), the applicable severance amounts payable under the Employment Agreements would be reduced by amounts payable under the executive’s Severance Benefits Agreement.

Severance Benefits Agreements

Mr. Stout and Mr. Lewis are parties to Severance Benefits Agreements pursuant to which Mr. Stout and Mr. Lewis would receive lump sum payments representing 18 months of their salaries following a “change in control” upon termination by J. Alexander’s, without “cause” or resignation by Mr. Stout or Mr. Lewis for “reason” (as such terms are defined in the respective agreements). As noted above, any payments actually made under the Severance Benefits Agreements to Mr. Stout or Mr. Lewis will offset and reduce any amounts that become payable under their respective Employment Agreements.

Amended and Restated Salary Continuation Agreements

Each executive is a party to an Amended and Restated Salary Continuation Agreement with J. Alexander’s. The Salary Continuation Agreements provide for an annual retirement benefit of 50% of the executive’s “base salary” (which is defined as the greater of the executive’s salary on the date of termination or the average base salary for three full fiscal years immediately preceding the transaction) if the executive is terminated after attaining the age of 65 for any reason other than death. The annual payment is payable over 15 years, commencing within 30 days of the executive’s retirement. Additionally, the Amended and Restated Salary Continuation Agreements also provide for a vested benefit for each officer upon termination of service with J. Alexander’s for any reason other than death prior to reaching the age of 65. The vested benefit is based on the executive’s base salary as of the date of termination, subject to certain minimum benefit levels. For Messrs. Stout and Lewis, the vested benefit is an annual benefit equal to the greater of fifty percent (50%) of the executive’s “base salary” as of the executive’s termination date or a designated minimum annual amount, each paid in equal monthly installments for a period of fifteen years commencing once the executive subsequently attains the age of 65. For Messrs. Moore and Parkey, the vested benefit is a lump sum payable within 30 days of termination equal to the greater of: (i) the present value as of the date of payment (using a seven percent (7%) discount rate) of fifty percent (50%) of the executive’s “base salary” as of the executive’s termination date as if paid in equal monthly installments, beginning when the executive would reach age 65, for a period of 15 years, or (ii) a minimum lump sum.

The foregoing summary of the potential payments to J. Alexander’s executive officers upon the consummation of the Contemplated Transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Employment Agreements and Salary Continuation Agreements with each of the executive officers of J. Alexander’s and the Severance Benefits Agreements with Messrs. Stout and Lewis, which are filed as Exhibits (e)(4)-(e)(13) hereto and incorporated herein by reference.

Executive Letter Agreements

In connection with the execution of the Merger Agreement, the Company, Parent, ABRH and the Operating Company entered into amended letter agreements with each of the Company’s executive officers, respectively (the “Amended Letter Agreements”), which amended and restated certain prior letter agreements entered into on June 22, 2012, in connection with the Prior Merger Agreement, and provide that, subject to the consummation of the Merger, certain provisions of the Employment Agreements, the Severance Benefits Agreements and the Amended and Restated Salary Continuation Agreements discussed above, between the Company and certain executives would be amended.

Pursuant to the Amended Letter Agreements, conditioned upon the consummation of the Merger, the provision permitting termination of employment by the employee for “good reason” included in the Employment Agreements between the Company and Messrs. Stout and Moore, and in the Severance Benefits Agreement between the Company and Mr. Stout, will be revised to exclude from the definition of “good reason” the assignment of the executive officer to a position at the Operating Company in its main corporate office or upscale division office in Nashville, Tennessee with similar duties and responsibilities and substantially similar salary and benefits or their equivalent value as the executive’s salary and benefits prior to the Merger.

In addition, the Amended Letter Agreements will amend the Salary Continuation Agreements between the Company and each of its executive officers, conditioned upon the consummation of the Merger, (i) with respect to Messrs. Stout and Moore, to amend the definition of “base salary” included in the Salary Continuation Agreement so that it will be fixed as of the date of the Merger and, (ii) with respect to Messrs. Stout, Lewis, Moore and Parkey, to suspend the obligation of the Company and its successors to establish and fund a “rabbi trust” with respect to certain retirement benefits upon a change in control of the Company, in exchange for Parent’s guarantee of the Company’s obligations under the Salary Continuation Agreements until (a) the Operating Company beneficially owns any interest in the Company, at which time the Operating Company will also guarantee the performance of the obligations of the Company under the Salary Continuation Agreements, and (b) Parent no longer retains direct or indirect beneficial ownership of at least 40% of the Company, at which time, upon the occurrence of both (a) and (b), the Company’s obligations under the Salary Continuation Agreement to fund a rabbi trust shall resume, and upon the establishment and funding by the Company of the “rabbi trust,” Parent’s guarantee shall terminate; provided, however, that the Operating Company’s guarantee of the Company’s obligations under the Salary Continuation Agreements will continue in force until all such obligations are satisfied.

Each of the foregoing Amended Letter Agreements was required by Parent, ABRH and the Operating Company prior to their entry into the Merger Agreement and, subject to completion of the Merger, effectively limits the contractual benefits to the executive officers under the amended agreements.

The foregoing description of the Amended Letter Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended Letter Agreements, which are filed as Exhibits (e)(18), (e)(19), (e)(20) and (e)(21) hereto and are incorporated herein by reference.

Directors’ Compensation

Under J. Alexander’s director compensation policy, non-employee directors receive cash compensation in the form of a monthly fee of $1,250 plus a fee of $1,500 for each attended meeting of the Board or any committee of which he or she is a member. Each director who is not also an employee of J. Alexander’s is eligible for non-qualified stock options under the Amended and Restated 2004 Equity Incentive Plan. Generally, directors who are not employees of J. Alexander’s have been awarded options to purchase 10,000 shares of Common Stock upon joining the Board and options to purchase 1,000 shares of Common Stock for each succeeding year of service, with the exercise price equal to the fair market value of the Common Stock on the date of grant. Pursuant to the terms of the Amended and Restated 2004 Equity Incentive Plan, no non-employee director is eligible for a grant of incentive stock options under the Plan.

Summary of Benefits Continuation Period

The Merger Agreement provides that for a period of twelve months following the date of closing of the Merger (the “Benefits Continuation Period”), Parent shall cause the Surviving Corporation to provide to employees of J. Alexander’s and its subsidiaries, while their employment continues during the Benefits Continuation Period (the “Continuing Employees”), (i) base salary and target cash bonus opportunities substantially comparable in the aggregate with employee compensation (but excluding equity opportunities, change in control bonuses and retention agreements) provided to similarly situated employees of the Operating Company and (ii) employee benefits substantially comparable in the aggregate with employee benefits (but excluding equity opportunities) provided to similarly situated employees of the Operating Company.

Subject to certain limitations, Parent also agreed to cause the Surviving Corporation to (i) credit each Continuing Employee with his or her years of service with J. Alexander’s and any predecessor entities solely for purposes of eligibility and vesting purposes (and not for the purpose of any benefit accrual) to the same extent as such Continuing Employee was entitled to credit immediately prior to the date of the closing of the merger (the “Closing Date”) for such service under any similar J. Alexander’s benefit plan, (ii) waive any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare benefit plan of the Surviving Corporation that a Continuing Employee is eligible to participate in following the Closing Date to the extent those exclusions or waiting periods were inapplicable to, or had been satisfied by, that Continuing Employee immediately prior to the Closing Date under the analogous J. Alexander’s benefit plan in which that Continuing Employee participated and (iii) provide each Continuing Employee with credit for any co-payments and deductibles paid during the portion of the applicable plan year prior to the Closing Date (to the same extent that credit was given under the analogous J. Alexander’s benefit plan prior to the Closing Date) in satisfying any applicable deductible out of pocket requirements.

Notwithstanding any other provision of the Merger Agreement to the contrary, Parent has agreed to, and to cause the Surviving Corporation and any of its affiliates to, provide Continuing Employees whose employment terminates during the Benefits Continuation Period with severance benefits at levels no less than the levels agreed to by the parties to the Merger Agreement.

Summary of Certain Benefits Payable in Connection with the Contemplated Transactions

The table below contains an estimate of the value of certain material payments and benefits payable to J. Alexander’s executive officers, directors and affiliates in connection with the Contemplated Transactions. The table excludes, among other things, possible payments to executive officers and directors as described above under the headings “Cash Payable for Outstanding Shares Pursuant to the Offer” and “J. Alexander’s Stock Options.” Amounts shown in the tables below are estimates and assume, among other things, (i) an illustrative date for the occurrence of the Acceptance Time of September 5, 2012 and (ii) that each executive officer of J. Alexander’s will have a qualifying termination of his employment on December 31, 2012, which is after the illustrative date of occurrence of the Acceptance Time. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the Merger Agreement or the related agreement, plan or arrangement, as applicable, and may materially differ from these estimates.

Name	Cash Severance	Health Benefits(1)
Lonnie J. Stout II	$3,797,156	$37,941
R. Gregory Lewis	$1,753,045	$37,941
J. Michael Moore	$912,980	$37,941
Mark A. Parkey	$846,538	$37,941
E. Townes Duncan	—	—
Brenda B. Rector	—	—
Joseph N. Steakley	—	—
(1) Based on election and coverage as of July 31, 2012.

Director and Officer Exculpation, Indemnification and Insurance

The Merger Agreement provides that, from and after the Acceptance Time, Parent must cause the Surviving Corporation (to the fullest extent permitted by applicable law) to indemnify, defend and hold harmless, against any documented costs or expenses (including reasonable attorney’s fees, expenses and disbursements), judgments, fines, losses, claims, damages, penalties, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, regulatory or investigative, and provide advancement of expenses to, all former and present directors and officers of J. Alexander’s and its subsidiaries and any person acting at the request of J. Alexander’s as director, officer, trustee, fiduciary, employee or agent of another entity or enterprise (including any of J. Alexander’s benefit plans) (the “Indemnified Parties”) to the fullest extent permitted by law.

Following the Effective Time, Parent must cause the Surviving Corporation to maintain in effect J. Alexander’s charter and bylaw provisions (as such provisions were in effect as of June 22, 2012) regarding indemnification, advancement and reimbursement of expenses and exculpation of the Indemnified Parties with respect to facts or circumstances occurring at or prior to the Effective Time. Parent also must cause J. Alexander’s or the Surviving Corporation to purchase a six-year extended reporting period endorsement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance having terms and conditions at least as favorable to the Indemnified Parties as J. Alexander’s currently existing directors’ and officers’ liability insurance and fiduciary liability insurance, and maintain this endorsement in full force and effect for its full term. Parent and the Surviving Corporation are not required to expend in excess of 300% of the annual premium currently payable by J. Alexander’s for such insurance coverage.

The TBCA sets forth in Sections 48-18-502 through 48-18-508 the circumstances governing the indemnification of directors and officers of a corporation against liability incurred in the course of their official capacities. Section 48-18-502 of the TBCA provides that a corporation may indemnify any director against liability incurred in connection with a proceeding if (i) the director acted in good faith, (ii) the director reasonably believed, in the case of conduct in his or her official capacity with the corporation, that such conduct was in the corporation’s best interest, or, in all other cases, that his or her conduct was not opposed to the best interests of the corporation and (iii) in connection with any criminal proceeding, the director had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer is adjudged to be liable to the corporation. Similarly, the TBCA prohibits indemnification in connection with any proceeding charging improper personal benefit to a director, if such director is adjudged liable on the basis that a personal benefit was improperly received. In cases where the director is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director of a corporation, Section 48-18-503 of the TBCA mandates that the corporation indemnify the director against reasonable expenses incurred in the proceeding. Notwithstanding the foregoing, Section 48-18-505 of the TBCA provides that a court of competent jurisdiction, upon application, may order that a director or officer be indemnified for reasonable expense if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met. Officers who are not directors are entitled, through the provisions of Section 48-18-507 of the TBCA, to the same indemnification afforded to directors under Sections 48-18-503 and 48-18-505.

The bylaws of J. Alexander’s provide that J. Alexander’s shall indemnify each present and future director and officer of J. Alexander’s, or any person who may have served at its request as a director or officer of another company in which J. Alexander’s owns shares of capital stock (and, in either case, such person’s heirs, executors and administrators), to the full extent allowed by the laws of the State of Tennessee.

Item 4.	The Solicitation or Recommendation.

After careful consideration, J. Alexander’s Board of Directors, among other things, has unanimously (i) declared that (x) the Merger Agreement, the promissory note contemplated by the Merger Agreement and the other agreements, instruments and documents contemplated to be entered into in connection with any of the foregoing (collectively, the “Transaction Agreements”), and (y) the Contemplated Transactions are advisable, fair to and in the best interests of J. Alexander’s and the shareholders of J. Alexander’s, (ii) adopted the Merger Agreement and approved the other Transaction Agreements, the execution, delivery and performance of the Transaction Agreements by J. Alexander’s and the consummation of the Contemplated Transactions, (iii) directed the adoption of the Merger Agreement be submitted to the shareholders of J. Alexander’s unless their approval is not required by applicable law, subject to the Board’s ability to make a “Recommendation Withdrawal” (as defined in the Merger Agreement) pursuant to and in accordance with the Merger Agreement, and (iv) recommended that the shareholders of J. Alexander’s accept the Offer, tender their Shares in the Offer and, to the extent required by applicable law, approve the Merger and adopt the Merger Agreement.

The Board of Directors unanimously recommends that J. Alexander’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, approve the Merger Agreement.

Background of the Offer and the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the J. Alexander’s Board of Directors or the representatives of the Company and other parties.

From time to time, the Board and the Company’s senior management have evaluated potential strategic alternatives relating to the Company’s business, including prospects for alternative financing structures, potential additional restaurant concepts or other uses of capital, all with a view toward enhancing shareholder value. In connection with its periodic evaluations of such strategic alternatives, the Board receives financial updates from the Company’s senior management and discusses the strategic direction of the Company. The Board’s consideration and ultimate recommendation of the Offer is the result of an evaluation of strategic alternatives that began in the fall of 2011. Throughout the events described below, the Board was kept regularly informed of developments.

In September 2011, senior management of the Company noted factors affecting the Company, including high costs associated with public company compliance given the Company’s size, and uncertainty as to whether the market appropriately valued the Company’s long-term strategy, which focused on a more deliberate pace of growth than other restaurant concepts. Lonnie J. Stout II, the Chief Executive Officer of J. Alexander’s, consulted Bass, Berry & Sims PLC (“Bass, Berry”), J. Alexander’s legal counsel, and independent members of the Board and determined, based on these conversations, that it would be advisable to consult a financial advisor concerning the Company’s strategic position.

Mr. Stout contacted Mr. Kip Caffey of Cary Street Partners, LLC (“Cary Street Partners”), a financial advisory firm that had performed advisory services for the Company previously and was familiar with the Company’s business. Cary Street Partners had been most recently engaged by the Company in 2009 in connection with a stock repurchase transaction by the Company during that year. Mr. Caffey discussed with Mr. Stout conditions in the mergers and acquisitions market and other recent restaurant sale transactions. Mr. Caffey suggested that the Company have preliminary discussions with Party A, a private equity firm that was known to have previously invested in restaurant companies, to gauge that firm’s interest in a potential strategic transaction or to seek its views as to market conditions for a potential strategic transaction involving the Company. After consulting with the independent members of the Board, Mr. Stout requested that Cary Street Partners contact Party A to arrange a meeting.

In addition, Mr. Stout proposed to contact a second private equity firm that was then an investor in the Company, Party B, to discuss any potential interest that such firm may have in a possible strategic transaction.

On October 4, 2011, Mr. Stout met on a confidential basis with a representative of Party A, the private equity firm contacted by Mr. Caffey. The representative shared his personal views concerning the potentially favorable opportunities to sell a restaurant company in the current private equity environment.

Mr. Stout also met on a confidential basis with a representative of the second private equity firm, Party B. The representative of Party B indicated that his firm may be interested in pursuing discussions about its interest in a potential strategic transaction with the Company.

Based on his impressions of these contacts, Mr. Stout again consulted Bass, Berry and Cary Street Partners, including Mr. Caffey and Mr. Charles Hurt, a senior investment banker at Cary Street Partners with a focus on restaurant industry transactions. Based on the advice of these advisors, Mr. Stout concluded that it would be prudent for the Company to pursue additional confidential contacts with selected parties that might be interested in a strategic transaction with the Company, in order to ascertain whether a transaction might be available that would maximize the value of the Company to its shareholders. Mr. Stout informed the Board at its regular meeting on October 24, 2011, of his contacts and his recommendation that the Company continue working with Cary Street Partners.

On November 4, 2011, representatives of Cary Street Partners reviewed information concerning the Company on a confidential basis with Party A. Based on these conversations, Cary Street Partners communicated to senior management of the Company its view that financial buyers may potentially have an interest in a strategic transaction involving the Company. The representative of Party A later stated that his firm was not interested in engaging in discussions concerning the acquisition of the Company.

On November 18, 2011, senior management of the Company met with Cary Street Partners to discuss a strategy to pursue a transaction that would maximize the value of the Company to its shareholders.

In late November and early December 2011, at the request of senior management of the Company in consultation with the independent members of the Board, Cary Street Partners contacted on a confidential basis selected private equity firms that were targeted for their experience in investing in middle market restaurant companies. At this time in the process, the Company considered the contacts to be exploratory in nature, and the Company did not deem it advisable to contact any strategic buyers, as these were competitors of the Company. A total of six additional private equity firms were contacted to ascertain if they would be interested in an introductory meeting with the Company or receiving confidential information concerning the Company and its business.

On December 6 and 7, 2011, representatives of the Company and Cary Street Partners met separately with four private equity firms on a confidential basis to introduce representatives of those firms to senior management of the Company and discuss the Company and its business.

During December 2011, after these meetings, the Company began responding to due diligence requests from four interested private equity firms that signed confidentiality agreements with the Company.

On December 27, 2011, Mr. Stout met with representatives of Cary Street Partners and Bass, Berry to discuss engaging Cary Street Partners on a formal basis to contact additional potential financial and strategic buyers and to discuss the Company’s response to potential interest from multiple parties and provision of due diligence information to potential interested parties. The Company and Cary Street Partners began preparing additional materials to be shared with potential buyers.

In January 2012, the Company continued to provide information to multiple interested private equity firms. Senior management of the Company and Cary Street Partners also discussed additional parties that might be contacted concerning interest in a possible transaction. The Company sought to balance its desire to contact potential buyers, with its desire for strict confidentiality and a carefully controlled process. The concerns over confidentiality arose from competitive concerns and concerns over employee retention, and from a strategic perspective, from a concern that conducting a widespread process might result in a leak of information. Given the level of interest initially expressed by multiple parties and the concerns about confidentiality and a carefully controlled process, the Company’s senior management concluded that it would recommend to the Board a confidential sale process which would involve contacting targeted private equity firms and strategic bidders deemed the most likely to be interested in, and capable of financing and closing, a transaction.

On January 24, 2012, the Board held a meeting to discuss a strategy to pursue available strategic alternatives, including the sale of the Company. The Board also considered the qualifications and experience of Cary Street Partners in the restaurant industry, and engaged Cary Street Partners on a formal basis pursuant to a signed engagement letter as the Company’s exclusive financial adviser.

After this January 2012 Board meeting, commencing in late January and continuing through February, Cary Street Partners contacted additional financial parties and certain strategic parties to explore their interest in pursuing a transaction with the Company.

In late January and February 2012, Cary Street Partners also continued to work closely with management of the Company to respond to the due diligence requests of potential buyers, including holding in-person meetings with management and selected potential interested parties, Party B and an additional private equity firm, Party C.

On February 21, 2012, representatives of Cary Street Partners, at the request of senior management of the Company, contacted representatives of Fidelity to explore Fidelity’s interest in pursuing a transaction with the Company.

In March 2012, the Company set up an online data site to facilitate due diligence review by multiple parties.

In March 2012, the Company was contacted by Party D, a restaurant portfolio company of a private equity firm. A representative of the Company referred Party D to Cary Street Partners for further discussion and due diligence.

On March 7, 2012, the Company received an unsolicited letter from a private equity firm, Party E, expressing interest in a potential transaction and indicating a range of values for the Company that implied a price of $7.26 to $7.57 per share.

On March 9, 2012, the Company received a nonbinding indication of interest from Party C to acquire the Company at a price of $9.10 per share in cash.

On March 12, 2012, the Company received a nonbinding indication of interest from Party B to acquire the Company at a price of $7.50 per share in cash.

On March 14, 2012, the Board held a meeting, which included representatives of Cary Street Partners and Bass, Berry. The Board discussed the indications of interest received to date and determined that Cary Street Partners should contact the parties that had submitted indications of interest to indicate that the Board deemed the offers inadequate based on the Board’s assessment of the value of the Company’s Common Stock. Thereafter, Cary Street Partners contacted both such parties, as well as the unsolicited party to communicate that the Board believed that the respective offers did not represent an acceptable valuation for the Company. Cary Street Partners asked each party to improve its proposal.

On March 15, 2012, Mr. Hurt spoke with Mr. Brent Bickett, Executive Vice President of Corporate Finance for Fidelity, concerning Fidelity’s interest in entering into a confidentiality agreement with the Company.

Effective March 18, 2012, the Company entered into a confidentiality agreement with Fidelity and its affiliates.

On March 19, 2012, representatives of the Company and Fidelity met in Jacksonville, Florida for an introductory meeting and due diligence session. Representatives of Cary Street Partners attended that meeting.

On March 20, 2012, Mr. Bickett indicated Fidelity’s potential interest in pursuing conversations with the Company.

On March 21, 2012, Mr. Stout and Mr. Bickett spoke concerning Fidelity’s potential interest.

On March 24, 2012, Party C submitted a revised nonbinding indication of interest at $10.00 per share.

On March 26, 2012, Fidelity submitted to the Company an initial nonbinding indication of interest to purchase in a tender offer 50.1% of the outstanding common stock of the Company at $10.75 per share in cash, and to pay a special dividend of $2.00 per share in cash on each remaining share of outstanding common stock of the Company in a transaction that would involve combining the operations of the Company with the restaurant operations of Fidelity’s affiliates. Fidelity proposed that holders of the remaining outstanding common stock of the Company would own a 5% economic interest in the combined company.

On March 30, 2012, the Company received an initial nonbinding indication of interest from Party D to acquire all the stock of the Company for $10.00 per share in cash.

During the month of April, the Company continued to provide due diligence information to various parties and to enter into non-disclosure agreements with additional interested parties.

On April 3, 2012, Mr. Stout met with Mr. Hazem Ouf, the President and CEO of American Blue Ribbon Holdings, LLC, Fidelity’s majority-owned restaurant operating company, which this background refers to as ABRH, for an introductory dinner in Nashville.

On April 4, 2012, Fidelity sent to Cary Street Partners a form of confidentiality agreement containing provisions with respect to the Company’s receipt of confidential information of ABRH.

On April 5, 2012, management of the Company met with representatives of ABRH and Fidelity, at the Company’s offices in Nashville, Tennessee, for the purposes of making management introductions and conducting additional due diligence on a mutual basis. Representatives from Cary Street Partners attended.

On April 6, 2012, Mr. Stout had further discussions with Mr. Bickett concerning the proposed price and terms for a transaction between the Company and Fidelity.

On April 9, 2012, the Company hosted a management presentation and due diligence session for representatives of Party C and its bank financing sources in Nashville at the offices of Bass, Berry. Representatives of Cary Street Partners attended that meeting.

On April 10, 2012, effective April 9, 2012, the Company and ABRH entered into a confidentiality agreement obligating the Company to maintain in confidence the confidential information provided to the Company by ABRH for the purposes of evaluating the business combination proposed by Fidelity.

On April 10, 2012, at the request of the senior management team of the Company and the Board, Cary Street Partners communicated to each of the three parties that had submitted favorable indications of interest (i.e., Party C, Party D and Fidelity) that the Board did not deem the prices indicated to be sufficient, but that if indications of interest were submitted with improved price terms, then the Company would consider entering into negotiations regarding a specific transaction.

On April 12, 2012, the Company received a revised nonbinding indication of interest from Fidelity at an increased tender offer price of $11.25 per share and a special dividend amount of $2.35 per share in cash, with the transaction structure described above. The shareholders of the Company would own a 6% economic interest in the combined company under the revised indication of interest.

On April 14, 2012, Mr. Stout contacted Party C to request that Party C increase the price term above $11.00 per share.

On April 16, 2012, the Company received an offer from Party C at $11.25 per share in cash, and requesting a 30-day period of exclusive negotiations.

On April 17, 2012, the Company received an offer purported to be a final offer from Fidelity at $12.00 per share in cash, to purchase in a tender offer 50.1% of the outstanding common stock of the Company, and to pay a special dividend of $3.00 per share in cash on each remaining share of outstanding common stock of the Company in a transaction that would involve combining the operations of the Company with ABRH’s restaurant operations. Fidelity proposed that holders of the remaining outstanding common stock of the Company would own a 6% economic interest in the combined company. Fidelity also requested a 30-day period of exclusivity to negotiate definitive agreements with the Company.

On April 17, 2012, the Board held a meeting to review and discuss the indications of interest received to that date. Representatives of Cary Street Partners and Bass, Berry participated. In each case, the Board considered the value of the consideration offered, the nature of the potential buyer and the financing sources and timing. The Board determined that the Fidelity offer represented the greatest value to the shareholders, based on the higher value of the cash portion of the consideration and the opportunity for J. Alexander’s shareholders to participate in continuing ownership of a much larger combined company, when the Company’s operations would be combined with those of ABRH. Based on this assessment and an understanding of Fidelity’s financing capabilities and its ability to complete a transaction on an expeditious basis and without new financing, the Board unanimously approved entering into an exclusivity agreement with Fidelity. Prior to the Company’s entering into the exclusivity agreement with Fidelity, a representative of Cary Street Partners informed Party C that the Company intended to enter into an exclusivity agreement with another party.

Effective April 18, 2012, the Company entered into an exclusivity agreement with Fidelity that provided that the Company would negotiate exclusively with Fidelity for a 30-day period. After this date, Fidelity continued to engage in due diligence discussions and review with representatives of Cary Street Partners and the Company. Mr. Stout and Mr. Bickett spoke periodically concerning the progress of the transaction.

On April 26, 2012, Mr. Stout met in Jacksonville, Florida with Mr. William Foley II, the Executive Chairman of the Board for Fidelity, Mr. Bickett and other executives of Fidelity.

On April 27, 2012, senior management of the Company met with representatives of Fidelity, ABRH and ABRH’s other significant equityholder, Newport Global Advisors, at the offices of Bass, Berry in Nashville. Representatives of Cary Street Partners and Bass, Berry were present. Each of the Company and ABRH made presentations concerning its business. ABRH also presented information concerning its pro forma capital structure, assuming the completion of the transaction with the Company on the terms proposed by Fidelity. Representatives of Fidelity indicated they were continuing to work on the structure for the proposed transaction and expected to refine the structure for the transaction. The parties discussed their willingness to consider structural changes, so long as there was no significant economic impact to the consideration to be received by the shareholders of the Company.

On May 2, 2012, members of the Company’s management, representatives of Cary Street Partners and Bass, Berry, members of Fidelity’s management and representatives of Weil, Gotshal & Manges LLP (“Weil”), legal counsel to Fidelity, and J.P. Morgan, transaction structuring adviser to Fidelity, participated in a conference call. They discussed the details of a revised proposed structure, which did not involve a tender offer as initially proposed due to concerns that a tender offer structure would not be practicable in a transaction that contemplated the shareholders of the Company retaining an equity interest in the combined operations of the Company and ABRH.

On May 14, 2012, Weil sent Bass, Berry an initial draft of a merger agreement that contemplated a multi-step transaction, beginning with a merger followed by asset contribution and restructuring transactions, that would have resulted in the formation of a new publicly-traded company that would be the managing member of, and hold an interest in, the combined restaurant operations of ABRH and the Company.

On May 18, 2012, the period of exclusivity pursuant to the confidentiality agreement between the Company and Fidelity expired. After this date, the Company continued to focus on the proposed transaction with Fidelity due to its belief that a transaction with Fidelity would be executed at a reasonably prompt date and that the Fidelity proposal continued to represent the best value for shareholders. After this date, Cary Street Partners reestablished contact with Party B and Party C, in an effort to maintain contact in the event the Fidelity transaction was not executed.

On May 20, 2012, Bass, Berry provided to Weil a responsive draft including the Company’s comments to the draft merger agreement.

The parties and their representatives continued their due diligence efforts, including legal due diligence. Mr. Stout maintained contact with Mr. Bickett periodically concerning the transaction and the Company’s business.

On May 24, 2012, Weil provided to Bass, Berry a responsive draft including Fidelity’s comments to the draft merger agreement.

On May 25, 2012, Bass, Berry provided to Weil comments on the draft merger agreement. Representatives of Weil and Bass, Berry participated on a conference call held on May 27, 2012, to discuss the comments.

On May 29, 2012, Bass, Berry provided to Weil a responsive draft of the merger agreement.

During the week of May 28, 2012, the parties continued to engage in due diligence review, including legal due diligence.

On May 30, 2012, representatives of the Company, Fidelity, J.P. Morgan, Weil, Bass, Berry and Cary Street Partners participated on a conference call to discuss the merger and the proposed transaction structure. The parties also held a due diligence call on that date.

On June 1, 2012, Weil provided to Bass, Berry a responsive draft of the merger agreement including Fidelity’s comments and a draft of an asset contribution agreement.

On June 4, 2012, Bass, Berry provided to Weil a responsive draft of the merger agreement, including the Company’s comments.

On June 6, 2012, Weil provided to Bass, Berry a responsive draft of the merger agreement, including Fidelity’s comments. Bass, Berry and Weil discussed the draft.

On June 8, 2012, Weil provided to Bass, Berry a revised draft of the merger agreement and drafts of certain ancillary agreements. Weil provided drafts of additional ancillary documents to Bass, Berry during the week of June 11, 2012. Representatives of Weil and Bass, Berry participated on several conference calls during this week to negotiate terms of the agreements.

On June 11, 2012, the Board met to consider on a preliminary basis the analysis of Cary Street Partners concerning the Fidelity transaction and to discuss the status of the negotiations. Representatives of Cary Street Partners participated and presented their preliminary financial analysis based on the current status of the negotiations.

As part of its due diligence, Fidelity raised questions regarding the Company’s post-closing obligations under the salary continuation agreements and employment agreements of certain Company executives with the Company. On June 14, 2012, Mr. Bickett indicated to Mr. Stout that Fidelity had continuing questions concerning those agreements, and would request that those executives waive their rights to certain benefits under those agreements.

On June 15, 2012, Weil and Bass, Berry continued to negotiate the terms of the merger agreement and the ancillary agreements. Mr. Bickett contacted Mr. Stout and stated that Fidelity would not be inclined to enter into a definitive agreement with the Company unless Mr. Stout and certain other Company executives relinquished certain rights under their salary continuation agreements and employment agreements with the Company.

On June 16, 2012, Weil provided to Bass, Berry drafts of additional ancillary documents.

On June 17, 2012, Weil provided to Bass, Berry revised drafts of the merger agreement and the ancillary documents.

Discussions between Weil and Bass, Berry continued regularly throughout the week of June 18, 2012, as the parties negotiated the remaining terms of the merger agreement and all ancillary documents.

On June 18, 2012, Mr. Stout and Mr. Bickett further discussed Fidelity’s requested amendments to the Company executives’ salary continuation agreements and employment agreements.

On June 19, 2012, Bass, Berry provided to Weil a draft letter agreement with respect to the amendments requested by Fidelity to those certain Company executives’ salary continuation agreements and employment agreements.

On June 20, 2012, Weil provided to Bass, Berry a revised draft of the executive letter agreements. Weil also provided drafts of additional ancillary documents.

On June 20, 2012, Bass, Berry, on behalf of the Company, engaged in negotiations with the executives and Weil concerning the terms of the draft executive letter agreements.

On June 21, 2012, the Board convened a meeting to discuss the status of the possible transaction with Fidelity. Representatives of Bass, Berry and Cary Street Partners participated. Cary Street Partners presented an updated analysis and fairness opinion presentation and a draft of its fairness opinion letter. The Board reviewed the process for pursuing strategic alternatives, including that, from the beginning of the process until that point: Cary Street Partners contacted 16 potential financial buyers and seven potential strategic buyers; the Company entered into 10 confidentiality agreements and provided confidential information to those parties; and the Company received indications of interest from four parties with which the Company had engaged in discussions and also received an unsolicited nonbinding indication of interest from a potential financial buyer. The Board also considered that the Company had successfully negotiated a “go-shop” provision in the Prior Merger Agreement, which would permit the Company to continue to solicit superior proposals from other potential buyers for 30 days after the execution of the Prior Merger Agreement and to terminate the Prior Merger Agreement to accept a superior proposal. Cary Street Partners had confirmed to the Board that Cary Street Partners had no prior relationship with Fidelity or its affiliates. After discussion, the meeting was adjourned until June 22, 2012, pending finalization of the transaction documents.

On June 22, 2012, the Board reconvened its meeting of June 21, 2012. Representatives of Cary Street Partners and Bass, Berry participated and updated the Board on the finalization of the transaction documents. Cary Street Partners, after confirming to the Board that it had no business relationship with Fidelity, delivered its fairness opinion to the Board verbally, which was later confirmed in writing, that, based upon and subject to the matters described in its fairness opinion, as of June 22, 2012, the merger consideration to be received by the holders of the Company’s Common Stock, other than Fidelity or its affiliates, pursuant to the Prior Merger Agreement was fair, from a financial point of view, to such holders of the Company’s Common Stock. After further deliberations, the Board, after due consideration of its fiduciary duties under applicable law, resolved by unanimous vote that the Prior Merger Agreement, the ancillary agreements and the other agreements contemplated by any of the foregoing (collectively, the “Prior Transaction Agreements”) and the transactions contemplated thereby (collectively, the “Prior Transactions”), were approved and declared advisable, fair to, and in the best interests of the Company and its shareholders, the form, terms, provisions, and conditions of the Prior Transaction Agreements were adopted and approved, and the consummation of the Prior Transactions was approved. The Board recommended, subject to the ability of the Company to make a Recommendation Withdrawal (as defined in the Prior Merger Agreement) pursuant to and in accordance with the Prior Merger Agreement, that the shareholders of the Company approve the Prior Merger Agreement, the asset contribution agreement and the exchanges contemplated by other Prior Transaction Agreements.

The Prior Merger Agreement, a plan of restructuring, an asset contribution agreement and an exchange agreement were executed by Fidelity, the Operating Company, certain of their affiliates that are parties thereto, and the Company after the close of business on June 22, 2012. The executives and the Company also executed the letter agreement amendments to their employment agreements and salary continuation agreements. On June 25, 2012, before the opening of trading on NASDAQ, the Company issued a press release announcing the execution of the Prior Merger Agreement.

On June 23, 2012, the 30-day “go-shop” period commenced pursuant to the Prior Merger Agreement. During the “go-shop” period, the Company actively solicited interest from both strategic and financial parties in a transaction that would be superior to the transactions contemplated by the Prior Merger Agreement. Cary Street Partners contacted all the strategic parties that were contacted prior to that date and contacted 59 additional parties, consisting of 16 strategic and 43 financial parties. During the “go-shop” period, five additional parties entered into confidentiality agreements with the Company, and the Company provided confidential diligence information to these parties as well as Party C, which remained interested in pursuing a transaction.

On June 25, 2012, Cary Street Partners contacted Party F, a strategic party. On June 29, 2012, Cary Street Partners discussed with Party F the form confidentiality agreement and its potential interest in receiving diligence information. Effective June 29, 2012, the Company and Party F entered into a confidentiality agreement.

On June 25, 2012, Cary Street Partners contacted Party G, a strategic party, and discussed its potential interest in receiving diligence information about the Company. Effective July 2, 2012, the Company and Party G entered into a confidentiality agreement. Thereafter, both Party F and Party G began due diligence review and remained in regular contact with Cary Street Partners concerning a potential transaction. The other parties that executed confidentiality agreements during the “go-shop” period engaged in more limited due diligence.

On July 3, 2012, the Company issued a press release announcing the continuation of the “go-shop” period under the Prior Merger Agreement and describing the Company’s sales process leading up to its entry into a definitive Prior Merger Agreement.

On July 7, 2012, Mr. Foley discussed with Mr. Stout on a preliminary basis the possibility that Fidelity would offer to amend the Prior Merger Agreement to provide for an all-cash transaction in a tender offer structure. Mr. Foley also spoke with Mr. Stout on July 15, 2012, and indicated Fidelity was pursuing this concept and that Mr. Bickett may contact Mr. Stout.

On July 12, 2012, Party G and its representatives had a conference call with the Company’s management and Cary Street Partners.

On July 13, 2012, Party F met with the Company’s management in Nashville to discuss the Company and the potential transaction. Representatives of Cary Street Partners and Bass, Berry participated.

On July 19, 2012, the Company received a proposal from Party G for an all-cash, one-step merger transaction at $12.60 per share.

On July 20, 2012, the Company received a proposal from Party F for an all-cash, one-step merger or a tender offer for all outstanding shares of the Company’s common stock, each at $12.00 per share. At the request of senior management in consultation with the Board, Cary Street Partners contacted representatives of Party F to communicate that the Board would not consider the proposal to be a superior proposal because the price term was not superior.

On July 21, 2012, Party F increased its proposal to $12.50 per share.

On July 21, 2012, Mr. Bickett proposed to Mr. Stout an amendment to the Prior Merger Agreement to change the form of the transaction with Fidelity to an all-cash tender offer at a price of $12.00 per share for all shares of the Company’s common stock.

On July 22, 2012, the Board held a meeting to discuss the two proposals received during the “go-shop” period. Based on both parties’ detailed proposals for all-cash transactions at prices superior to $12.00 per share, and evidence of financing capabilities, the Board determined that both proposals would reasonably be expected to result in a superior proposal and, therefore, that both parties were “Excluded Parties” for purposes of the Prior Merger Agreement, with which the Company could continue to negotiate for a superior proposal. In connection with the end of the “go-shop” period, on that same date, Mr. Stout contacted Mr. Bickett to inform Fidelity of the existence of two proposals from parties that would be “Excluded Parties” for purposes of the Prior Merger Agreement and the price terms of those proposals, as required by the terms of the Prior Merger Agreement.

On July 22, 2012, the “go-shop” period ended at 11:59 p.m.

On July 23, 2012, the “no-shop” period commenced under the Prior Merger Agreement. The Board reconfirmed its recommendation in support of the Prior Merger Agreement, and the Company announced there were two “Excluded Parties” for purposes of the Prior Merger Agreement with which the Company could continue to actively engage in negotiations for a superior proposal.

On July 23, 2012, Weil provided to Bass, Berry a draft of an amended and restated merger agreement that provided for a cash tender offer by Fidelity for all shares of the Company’s Common Stock.

During the week of July 23, 2012, Bass, Berry participated in telephone conferences with Weil to negotiate the terms of the draft amended and restated merger agreement providing for the tender offer structure, but without discussing a proposed offer price.

Also during the week of July 24, 2012, Cary Street Partners remained in regular contact with Party F and Party G.

On July 24, 2012, Party G submitted a mark-up of the Company’s proposed form of merger agreement.

Also on July 24, 2012, Bass, Berry and Weil discussed the draft amended and restated merger agreement.

On the evening of July 24, 2012, Mr. Stout and Mr. Bickett discussed a proposal by Mr. Stout for an all-cash tender offer at an offer price of $12.50 per share, in exchange for the Company’s agreement to forego treating any parties as “Excluded Parties.”

On July 25, 2012, Party F submitted a proposal for an all-cash transaction using a tender offer structure, with an offer price of $12.50 per share, to be financed with bank loans and equity investments.

On July 25, 2012, Cary Street Partners responded to Party F with requests for information and proposed changes to Party F’s bank financing commitment letter and other terms of Party F’s proposal.

On July 25, 2012, Mr. Bickett contacted Mr. Stout to clarify the proposal for an all-cash tender offer by Fidelity as described above.

On July 26, 2012, representatives of Party F and representatives of the Company participated in a conference call to discuss the terms of the proposal made by Party F, including the Company’s request for revisions to Party F’s bank financing commitment. Party F indicated they would not require any of the executives to waive rights pursuant to employment agreements and salary continuation agreements. Representatives of the Company asked for verification that the offer of $12.50 per share was Party F’s best and final offer.

Cary Street Partners requested additional information from Party F that would assist the Board in its consideration of the proposal.

At the end of the business day, the Company received from Party G a proposal reconfirming its offer at $12.60 per share and confirming that Party G would agree to structure a transaction as a cash tender offer followed by a merger. Party G indicated its bank would provide a financing commitment the following week.

On July 26, 2012, Mr. Bickett contacted Mr. Stout to communicate that Fidelity would be willing to proceed to negotiate an amended and restated merger agreement providing for an all-cash tender offer structure at $12.50 per share, and conditioned on the Company’s agreement to terminate its discussions with the Excluded Parties.

On July 27, 2012, Party G and its financial advisor met with the Company’s management and Cary Street Partners in Nashville for management presentations and tours of restaurants.

On July 27, 2012, the Company entered into an amendment to the engagement letter of Cary Street Partners providing for an additional fee upon delivery of an updated fairness opinion and an increased fee upon the closing of a transaction.

On July 27, 2012, Party G increased its offer price to $13.00 per share.

On July 27, 2012, Party F also contacted Cary Street Partners and increased its offer price to $12.75 per share.

On July 27, 2012, Mr. Stout contacted Mr. Bickett, as required by the terms of the Prior Merger Agreement, to inform Fidelity of the improved proposed price terms and that both Excluded Parties had indicated their willingness to commence a tender offer.

On July 27, 2012, Weil sent to Bass, Berry drafts of tender offer materials and a revised draft of the amended and restated merger agreement, indicating a tender offer price of $12.50 per share.

On the afternoon of July 27, 2012, the Board held a meeting to consider the proposals from Fidelity, Party F and Party G. The Board considered the improved price terms of each proposal, the financial resources of the parties and the Board’s assessment of the likelihood and anticipated timing of closing of each potential transaction. Cary Street Partners confirmed that it had asked Party F for its best and final offer and had requested that Party G provide information regarding its proposed financing. The Board discussed the lack of a bank financing commitment from Party G to date and, if Party G were able to obtain a commitment for financing, what the terms and conditions for such financing would be and whether the post-transaction combined entity would be solvent. Mr. Hurt discussed the improved offers received that afternoon. Based on the advice of its advisors and its assessment of the proposals, the Board determined to request Party F to improve its price term to $13.00 per share, to add an additional party as an obligor and to provide certain due diligence information to the Company. The meeting was adjourned until evening. Cary Street Partners then contacted Party F to request the terms identified by the Board. Party F later indicated it was willing to accommodate the requested terms and to proceed to attempt to negotiate a definitive merger agreement with the Company providing for a tender offer for 100% of the outstanding common stock of the Company at a $13.00 offer price, with a subsequent merger. On the evening of July 27, 2012, the Board reconvened its meeting and discussed Party F’s willingness to agree to the requested terms and to proceed with negotiations. Based on Party F’s improved terms, bank financing commitments and willingness to add an additional obligor, the Board determined that the Company should proceed with negotiations of a definitive agreement with Party F and that a transaction with Party F at $13.00 per share would likely be a superior proposal, subject to the Board’s approval. Although Party G’s offer remained open information relating to financing remained outstanding.

On July 28, 2012, Mr. Stout spoke with Mr. Bickett and informed Fidelity of the improved $13.00 price term of the proposal from Party F, as required by the terms of the Prior Merger Agreement. Mr. Stout and Mr. Bickett spoke again on July 28 and July 29, 2012, to discuss the Fidelity proposal at $12.50 per share.

On July 28 and July 29, 2012, Bass, Berry, Cary Street Partners and the financial advisor and legal counsel to Party F held conferences concerning the various proposed terms affecting a definitive agreement and the transaction. The Company and Bass, Berry received a draft of a merger agreement with a tender offer structure from Party F’s legal counsel.

On the evening of July 29, 2012, Mr. Bickett contacted Mr. Stout and proposed an all-cash transaction structured as a tender offer at $13.00 per share for all the outstanding shares of Company Common Stock followed by a merger in which each outstanding share of Company Common Stock (other than shares held by the Company or Purchaser) will be cancelled and converted into the right to receive $13.00. Fidelity’s proposal, including the improved offer price of $13.00, was conditioned on the Company’s agreement to terminate its discussions with the Excluded Parties.

On the evening of July 29, 2012, the Board held a meeting to discuss the improved proposal from Fidelity for an all-cash transaction at $13.00 per share, including the condition imposed by Fidelity. Representatives of Bass, Berry and Cary Street Partners participated. Cary Street Partners presented an updated analysis and fairness opinion presentation and a draft of its fairness opinion. Cary Street Partners delivered its fairness opinion to the Board verbally, which was later confirmed in writing, that, based upon and subject to the matters described in that fairness opinion, as of July 29, 2012, the consideration to be received by the holders of the Company’s Common Stock, other than Fidelity and Merger Sub (which are not receiving the consideration pursuant to the amended and restated merger agreement (referred to in this background as the “Restated Merger Agreement”)) or any of their respective affiliates, pursuant to the Restated Merger Agreement was fair, from a financial point of view, to such holders of the Company’s Common Stock. The Board discussed its assessment of the proposals, all of which were for tender offers at $13.00 per share, and concluded that an all-cash proposal at $13.00 per share was more favorable that the transactions pursuant to the Prior Merger Agreement and that, among the proposals for a tender offer at $13.00 per share, the proposal of Fidelity was superior and represented the best value to shareholders, based on the financial strength of Fidelity, its track record of closing acquisitions successfully, the heightened certainty of closing based on the foregoing factors, and the expectation of delivery of consideration to shareholders in an expeditious manner based on the status of the negotiation of the Restated Merger Agreement and Fidelity’s willingness to commence a tender offer within 5 business days. The Board also concluded that, in exchange for the foregoing advantages, the Company would agree to terminate its discussions with the Excluded Parties. After further deliberations, the Board, after due consideration of its fiduciary duties under applicable law, resolved by unanimous vote that the form, terms, provisions, and conditions of the Restated Merger Agreement be adopted and approved, and the consummation of the transactions contemplated by the Restated Merger Agreement be approved and declared advisable, fair to, and in the best interests of the Company and its shareholders. The Board recommended to the shareholders of the Company that they accept the tender offer, tender their shares in the tender offer and, to the extent required by applicable law, approve the Merger and adopt the Merger Agreement, subject to the ability of the Company to make a Recommendation Withdrawal (as defined in the Restated Merger Agreement) pursuant to the terms of and in accordance with the Restated Merger Agreement.

The Company entered into the Restated Merger Agreement and terminated the Prior Transaction Agreements with the other parties on July 30, 2012. The Company, the executives, and Fidelity and its affiliates also entered into amended and restated executive waiver letter agreements.

On July 31, 2012, the Company and Fidelity issued a joint press release announcing the execution of the Restated Merger Agreement.

Subsequent to the announcement of the execution of the Restated Merger Agreement, the Company has received an unsolicited proposal from Party G to enter into a merger agreement that contemplates an all-cash tender offer at $14.00 per share for all the common stock of the Company, which the Company and the Board are currently evaluating. In order to evaluate the proposal, the Company and the Board are seeking clarifications from Party G as to the terms and conditions of the proposed financing for the transaction and Party G’s ability to satisfy those terms and conditions as well as the solvency of the post-transaction combined entity.

The tender offer was commenced by Merger Sub on August 6, 2012, and this statement was filed with the Commission that same day.

Reasons for Recommendation

In evaluating the Merger Agreement and the Contemplated Transactions, J. Alexander’s Board of Directors regularly consulted with J. Alexander’s senior management, its outside legal advisor, Bass, Berry, and its financial advisor, Cary Street Partners. In reaching its decision that the Offer and the Merger are advisable, fair to, and in the best interest of the Company and its shareholders, and in reaching its recommendation that the shareholders accept the Offer, tender their Shares in the Offer and, if required, approve the Merger and adopt the Merger Agreement, the Board considered a number of factors, including the following material factors and benefits of the Offer and the Merger, which the Board viewed as supporting its recommendation:

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J. Alexander’s Operating and Financial Condition. The Board’s consideration of its knowledge and familiarity with J. Alexander’s business, including its current and historical financial condition and results of operations, competitive position, properties and assets, as well as J. Alexander’s business strategy and prospects, in light of the current and prospective economic environment.

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Prospects of J. Alexander’s as an Independent Company. The Board’s evaluation of J. Alexander’s long-term strategic plan and the related execution risks and uncertainties (including the risk factors set forth in J. Alexander’s Annual Report on Form 10-K for the year ended January 1, 2012), and its weighing of the prospects of achieving long-term value for its shareholders through execution of the Company’s strategic business plan against the near-term value to shareholders which could be realized through the Contemplated Transactions at a significant premium to the recent market price of the Shares.

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Unpredictability of Future Operating Environment. The Board’s assessment, after discussions with J. Alexander’s management and advisors, of the risks of remaining an independent company and pursuing J. Alexander’s strategic plan, including risks relating to the effect of competition in J. Alexander’s markets; and other risks and uncertainties relating to the financial markets, the economy and the restaurant industry.

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Review of Strategic Alternatives. The Board’s consideration of strategic alternatives, including, among others, remaining an independent company and pursuing J. Alexander’s strategic plan, or pursuing a strategic transaction with or the sale of the Company to another party, including those that submitted indications of interest prior to the execution of the Prior Merger Agreement, its evaluation of alternative acquisition proposals that arose during the “go-shop” period following the Company’s entry into the Prior Merger Agreement, and the Board’s belief, after a review of the additional proposals and discussions with J. Alexander’s management and advisors, that the value offered to shareholders in the Offer and the Merger, combined with their assessment concerning the certainty of closing, was more favorable to the shareholders of J. Alexander’s than the potential value that might have resulted from other strategic opportunities reasonably available to J. Alexander’s, including remaining an independent company.

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Cash Consideration. The fact that the Consideration consists solely of cash, providing the J. Alexander’s shareholders with certainty of value and liquidity upon consummation of the Contemplated Transactions.

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Premium to Market Price. The $13.00 price to be paid for each Share represented a significant premium to recent and historical market prices of J. Alexander’s Common Stock, including an approximate premium of:

•	35.6% over $9.59, the closing price per share of the Common Stock on June 21, 2012, the trading day prior to the date of the Prior Merger Agreement;

•	53.1% over $8.49, the closing price per share of the Common Stock on May 9, 2012, the thirtieth trading day prior to the date of the Prior Merger Agreement;

•	61.7% over the average price per share of the Common Stock over the six-month period ended prior to the date of the Prior Merger Agreement; and

•	86.9% over the average price per share of the Common Stock over the one-year period prior to the date of the Prior Merger Agreement.

In addition, the $13.00 offer price represented an approximate premium of 10.5% over $11.77, the closing price per share of the Common Stock on July 27, 2012, the last trading day prior to the date of the Merger Agreement.

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Likelihood of Completion. The belief of the Board that the Offer and the Merger are likely to be completed in a short period of time, based on, among other things, the absence of a financing condition, Parent’s representation that it has sufficient financial resources currently available to pay the aggregate Offer Price and consummate the Merger, the limited number of conditions to the Offer and the Merger, Parent’s extensive prior experience in successfully completing acquisitions of other companies, in each case, as compared to alternative acquisition proposals considered by the Board, and the likelihood of obtaining required regulatory approvals for the Contemplated Transactions and the terms of the Merger Agreement regarding the obligations of both companies to pursue such approvals.

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Tender Offer Structure. The fact that the Contemplated Transactions include a first-step tender offer, which can be completed, and the all-cash Offer Price can be delivered to the J. Alexander’s shareholders (subject to applicable withholding of taxes), on a prompt basis, following satisfaction of the conditions to the Offer, reducing the period of uncertainty during the pendency of the Contemplated Transactions on shareholders, employees and business partners, with a second-step Merger in which shareholders who do not tender their Shares in the Offer will receive cash consideration equal to the Offer Price.

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Extensive Process; Go-Shop. The extensive and competitive nature of the sales process conducted by J. Alexander’s, together with its financial and legal advisors, in soliciting and evaluating multiple acquisition proposals for the Company, and the number and terms of the acquisition proposals received by the Company, both prior to the Company’s entry into the Prior Merger Agreement and during the “go-shop” period under the Prior Merger Agreement, and the Board’s determination that Parent’s proposal represented the best value and likelihood of closing currently available to the J. Alexander’s shareholders and was superior to other proposals, including those received from the “excluded parties” (as defined in the Prior Merger Agreement), based on the Board’s expectation as to the certainty of closing the Offer and the Merger without material delay, based on the financial strength of Parent, its track record of closing acquisitions successfully, and the delivery of consideration to the J. Alexander’s shareholders in an expeditious manner based on the status of the negotiations of the Merger Agreement and Parent’s willingness to commence the Offer within five business days, in comparison to other proposals.

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Advisors. The fact that J. Alexander’s legal and financial advisors were involved throughout the process and negotiations and updated the Board directly and regularly, which provided the Board with additional perspectives on the negotiations in addition to those of management.

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Negotiations with Parent. The course of discussions and negotiations between J. Alexander’s and Parent, improvements to the terms of Parent’s acquisition proposal in connection with those negotiations, including those ultimately resulting in Parent making a tender offer for the Shares with a final Offer Price of $13.00 in cash per Share, and the Board’s belief based on these negotiations, that

Parent’s proposal represented the highest price per Share that Parent was willing to pay and that these were the most favorable terms to J. Alexander’s to which Parent was willing to agree.

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Opinion of Cary Street Partners. The opinion delivered to the Board on July 29, 2012, by Cary Street Partners that, based upon and subject to the limitations and assumptions set forth in its written opinion, the $13.00 per Share in cash to be paid to the J. Alexander’s shareholders pursuant to the Offer and the Merger under the Merger Agreement was fair, from a financial point of view, to such shareholders, and the related financial analyses performed by Cary Street Partners, as more fully described below under the caption “Opinion of J. Alexander’s Financial Advisor.”

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Unanimous Determination. The fact that the Board was unanimous in its determination to recommend that the shareholders accept the Offer and tender their Shares in Offer and, if required, approve the Merger and adopt the Merger Agreement.

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Customary Conditions; Specific Enforcement. The fact that the terms and conditions of the Merger Agreement minimize, to the extent reasonably practicable, the risk that a condition to the Offering or the Merger would not be satisfied and J. Alexander’s ability to specifically enforce Parent’s obligations, including the obligations to consummate the Offer and the Merger, under the Merger Agreement.

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Extension of Offer. The fact that, subject to rights to terminate, Merger Sub and Parent will be required to extend the Offer, at J. Alexander’s request, beyond the initial expiration date of the Offer if the conditions to the completion of the Offer are not satisfied as of such date.

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Ability to Withdraw or Change Recommendation. The Board’s ability under the Merger Agreement to withdraw or modify its recommendation in favor of the Offer and the Merger under certain circumstances, including its ability to terminate the Merger Agreement in connection with a superior offer (as specified in the Merger Agreement), subject to payment of a termination fee of $2.16 million, and the Board’s determination that the termination fee is within the customary range of termination fees for transactions of this type.

The J. Alexander’s Board of Directors also considered a variety of uncertainties and risks in its deliberations concerning the Merger Agreement and the Contemplated Transactions, including the following:

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No Shareholder Participation in Future Growth or Earnings. The nature of the transaction as an all-cash transaction will prevent shareholders from being able to participate in any future earnings or growth of J. Alexander’s, or any restaurant company of Parent with which J. Alexander’s may be combined, and shareholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if J. Alexander’s engages in future strategic or other transactions or as a result of the growth of J. Alexander’s operations.

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Taxable Consideration. The gains from the Contemplated Transactions would be taxable to the J. Alexander’s shareholders for federal income tax purposes, subject to the countervailing consideration that amounts received on or prior to December 31, 2012, would be subject to favorable tax rates on capital gains, which rates are scheduled to increase in 2013 under current law.

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Effect of Failure to Complete Transactions. If the Offer and the Merger and other Contemplated Transactions are not consummated, the trading price of the Shares could be adversely affected, J. Alexander’s will have incurred significant transaction and opportunity costs attempting to consummate the Contemplated Transactions, J. Alexander’s may have lost customers, suppliers, business partners and employees after the announcement of the Merger Agreement, J. Alexander’s business may be subject to disruption, the market’s perceptions of J. Alexander’s prospects could be adversely affected and J. Alexander’s directors, officers and other employees will have expended considerable time and effort to consummate the Contemplated Transactions.

•	Interim Restrictions on Business. The restrictions in the Merger Agreement on the conduct of J. Alexander’s business prior to the consummation of the Merger, requiring J. Alexander’s to operate its business in the ordinary course of business and subject to other restrictions, other than with the consent of Parent, may delay or prevent J. Alexander’s from undertaking business opportunities that could arise prior to the consummation of the Offer or the Merger.

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Termination of Discussions with Excluded Parties. As a condition to Parent’s proposal under the Merger Agreement, J. Alexander’s would be required to terminate active discussions with two previously identified “excluded parties” that made competing acquisition proposals during the “go-shop” period and, as a result, if J. Alexander’s subsequently terminated the Merger Agreement in favor of an alternative transaction with one of the previously excluded parties, the Company would have to pay the higher $2.16 million termination fee, rather than the lower $1.08 million termination fee payable with respect to transactions with excluded parties.

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Restrictions on Soliciting Proposals; Termination Fee. The restrictions in the Merger Agreement, following the termination of the “go-shop” process, on the active solicitation of competing proposals and the requirement, under the Merger Agreement, that J. Alexander’s pay, if the Merger Agreement is terminated in certain circumstances, a termination fee of $2.16 million, which fee may deter third parties from making a competing offer for J. Alexander’s prior to the consummation of the Offer and could impact J. Alexander’s ability to engage in another transaction for up to one year if the Merger Agreement is terminated in certain circumstances.

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Appraisal Rights. The J. Alexander’s shareholders are not entitled to assert dissenters’ rights in connection with the Offer and the Merger under the TBCA so long as the Shares remain listed on NASDAQ prior to the Effective Time.

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Potential Conflicts of Interest. The executive officers and employee/director of J. Alexander’s may have interests in the Contemplated Transactions, including the Offer and the Merger, that are different from, or in addition to, those of the J. Alexander’s shareholders.

•	Demands on Executive Officers to Waive Rights. Parent’s demand that executive officers waive rights under their existing employment agreements and salary continuation agreements.

The foregoing discussion of information and factors considered by the Board of Directors is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Contemplated Transactions, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Rather, the Board viewed its determinations and recommendations as being based on the totality of information and factors presented to and considered by the Board. Moreover, each member of the Board of Directors applied his or her own personal business judgment to the process and may have given different weight to different factors.

Recommendation of the J. Alexander’s Board of Directors

After careful consideration, the J. Alexander’s Board of Directors has unanimously determined that the terms of the Offer and the Merger are advisable, fair to, and in the best interest of J. Alexander’s and its shareholders, and recommends, subject to the ability of the Board to make a “Recommendation Withdrawal” (as defined in the Merger Agreement) pursuant to and in accordance with the Merger Agreement, that the shareholders of J. Alexander’s accept the Offer, tender their Shares in the Offer and, if required by applicable law, approve the Merger and adopt the Merger Agreement.

Opinion of J. Alexander’s Financial Advisor

J. Alexander’s Board of Directors retained Cary Street Partners to provide it with financial advisory services and a financial opinion in connection with the Contemplated Transactions. The Board of Directors selected Cary Street Partners to act as its financial advisor based on Cary Street Partners’ qualifications, reputation, expertise and experience in mergers and acquisitions. The Board of Directors also considered Cary Street Partners’ knowledge of and familiarity with J. Alexander’s business affairs, operations and management.

At the meeting of the Board of Directors held on July 29, 2012, Cary Street Partners rendered to the Board its oral opinion, subsequently confirmed in writing, that as of July 29, 2012, and based upon and subject to the various assumptions, factors, qualifications and limitations set forth in the written opinion, the Offer Price of $13.00 per share or the consideration of $13.00 which each share of Common Stock not acquired in the Offer would receive in the Merger (as applicable, the “Consideration”) to be received by the holders of J. Alexander’s Common Stock (other than Parent and Merger Sub, which are not receiving the Consideration pursuant to the Merger Agreement, or any of their respective affiliates (together, the “Excluded Holders”)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders of J. Alexander’s Common Stock. The delivery of Cary Street Partners’ opinion was approved by its internal fairness committee.

The full text of the written opinion of Cary Street Partners, dated July 29, 2012, is attached hereto as Annex II and is incorporated into this Schedule 14D-9 by reference. The written opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Cary Street Partners in rendering its opinion. Shareholders are urged to, and should, read the opinion carefully and in its entirety. Cary Street Partners’ opinion was directed to the Board of Directors and addresses only the fairness from a financial point of view of the Consideration to be received by the holders of shares of J. Alexander’s Common Stock (other than the Excluded Holders) pursuant to the Merger Agreement, as of the date of the opinion. Cary Street Partners’ opinion does not (i) address any other aspect of the Contemplated Transactions, (ii) address the relative merits of the Contemplated Transactions as compared to any alternative transaction or business strategies that might exist for J. Alexander’s or the effect of any other transaction in which J. Alexander’s may engage, nor does the opinion address J. Alexander’s underlying decision to proceed with the Contemplated Transactions as compared to any alternative transaction or business strategies, (iii) contemplate how the Contemplated Transactions might affect, directly or indirectly, J. Alexander’s or its shareholders with regards to taxes, or (iv) express any opinion or recommendation as to the underlying decision of J. Alexander’s to engage in the Contemplated Transactions or as to how any shareholder of J. Alexander’s should vote at any shareholders’ meeting held in connection with the Contemplated Transactions.

The summary of the opinion of Cary Street Partners set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion.

Opinion Methodology

In arriving at its opinion, Cary Street Partners, among other things:

i.	reviewed a draft of the Merger Agreement, dated July 27, 2012, which Cary Street Partners assumed was in substantially final form and from which Cary Street Partners assumed the final form would not vary in any respect material to its analysis;

ii.	reviewed the financial terms of the Contemplated Transactions as set forth in the Merger Agreement, and such other terms as Cary Street Partners deemed necessary and appropriate;

iii.	examined certain publicly available business and financial information that Cary Street Partners deemed relevant, such as annual reports, quarterly reports and other filings with the Commission relating to J. Alexander’s;

iv.	visited the business offices of J. Alexander’s in Nashville, Tennessee and conducted discussions with members of management of J. Alexander’s concerning J. Alexander’s business, operations and prospects and the Contemplated Transactions;

v.	reviewed certain non-public historical financial statements and other non-public financial and operating data relating to J. Alexander’s that were prepared, furnished to, and/or discussed with Cary Street Partners by members of the management of J. Alexander’s;

vi.	reviewed certain non-public projected financial forecasts and other information and data relating to J. Alexander’s, including its capitalization and financial condition, that were prepared, furnished to, and/or discussed with Cary Street Partners by members of the management of J. Alexander’s;

vii.	reviewed the historical market price and trading volumes of J. Alexander’s Common Stock, and the publicly traded securities of certain other companies that Cary Street Partners deemed relevant;

viii.	compared the financial performance of J. Alexander’s and the valuation multiples relating to the Contemplated Transactions with the financial terms, to the extent publicly available, of certain other transactions which Cary Street Partners considered relevant;

ix.	compared the financial performance of J. Alexander’s and the valuation multiples relating to the Contemplated Transactions with those of certain other publicly traded companies whose operations Cary Street Partners considered relevant in evaluating the financial performance of J. Alexander’s;

x.	compared the valuation implied by the Contemplated Transactions to a discounted cash flow analysis for J. Alexander’s; and

xi.	in addition to the foregoing, Cary Street Partners conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as it deemed appropriate in arriving at its opinion.

In rendering its opinion, Cary Street Partners assumed and relied, without performing or assuming any responsibility for independent verification, upon (1) the accuracy and completeness of all financial and other information, materials and data that were publicly available or provided to or otherwise reviewed by, discussed with, or made available to Cary Street Partners and (2) the assurances of members of the management of J. Alexander’s that they were not aware of any information or facts that were omitted or that remained undisclosed to Cary Street Partners that would have made the information reviewed by Cary Street Partners incomplete or misleading or that were otherwise relevant to its analysis.

With respect to financial forecasts, projections, and other information and data relating to J. Alexander’s provided to or otherwise reviewed by or discussed with Cary Street Partners, Cary Street Partners was advised by members of the management of J. Alexander’s that such forecasts, projections, and other information and data were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of J. Alexander’s as to the future financial performance of J. Alexander’s, and Cary Street Partners assumed, with the consent of the Board of Directors, that the financial results reflected in such forecasts, projections and other information and data would be realized in the amounts and at the times projected. Cary Street Partners expressed no opinion or view as to any such forecasts and projections or the assumptions on which they are based.

Cary Street Partners assumed with the consent of the Board of Directors and without independent verification for purposes of rendering its opinion, that (1) there were no material liabilities (contingent or otherwise, known or unknown) of J. Alexander’s other than those that were set forth in the latest financial statements of J. Alexander’s provided to Cary Street Partners prior to the date of its opinion or otherwise disclosed to Cary Street Partners, and (2) there has been no adverse change (other than an immaterial change) in the assets, liabilities, businesses, operations, properties, financial condition, results or prospects of J. Alexander’s, in either case taken as a whole, since the dates of the latest financial statements of J. Alexander’s provided to Cary Street Partners prior to the date of its opinion.

Cary Street Partners also assumed, with the consent of the Board of Directors, that (1) the Contemplated Transactions would be consummated in a timely manner in accordance with the terms described in the Merger Agreement, without waiver, modification or amendment of any material term, condition, agreement, or obligation or any adjustment to the aggregate consideration to be delivered thereunder (whether by offset, reduction, indemnity, or otherwise), (2) the representations and warranties of the parties contained in the Merger Agreement were true and accurate (and Cary Street Partners did not verify and assumed no responsibility to verify the truth and accuracy of them), (3) each party would perform all of the covenants and agreements of such party under the Merger Agreement, (4) all conditions to the consummation of the Contemplated Transactions would be satisfied without material waiver or modification thereof, and (5) in the course of obtaining the necessary governmental or third party approvals, consents and releases for the Contemplated Transactions, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on J. Alexander’s or the contemplated benefits of the Contemplated Transactions to the holders of J. Alexander’s Common Stock. Representatives of J. Alexander’s advised Cary Street Partners, and Cary Street Partners further assumed, that the final terms of the Merger Agreement would not vary materially from those set forth in the draft reviewed by Cary Street Partners.

Cary Street Partners gave no opinion as to legal, regulatory, tax or accounting matters. Cary Street Partners did not express any opinion as to the prices or volume at which J. Alexander’s Common Stock will trade at any time. Cary Street Partners did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of J. Alexander’s, and Cary Street Partners did not make any physical inspection of the properties or assets of J. Alexander’s. Also, Cary Street Partners did not evaluate the solvency or fair value of J. Alexander’s or any of its affiliates under any state or federal laws relating to bankruptcy, insolvency or similar matters. Cary Street Partners did not undertake any independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which J. Alexander’s or any of its affiliates is or was a party or may be subject.

Cary Street Partners was not asked to opine upon and expressed no opinion with respect to the fairness of any portion or aspect of the Contemplated Transactions to the holders of any class of security, creditors or other constituencies of J. Alexander’s or any other parties other than the fairness from a financial point of view of the Consideration to the holders of J. Alexander’s Common Stock (other than the Excluded Holders), or with respect to the fairness of the amount or nature of the compensation to any of J. Alexander’s officers, directors, or employees or class of such persons, relative to compensation to J. Alexander’s other shareholders.

Cary Street Partners’ opinion was necessarily based upon information available to it, and financial, economic, market and other conditions and circumstances as they existed and could be evaluated as of the date of its opinion. Subsequent developments may affect Cary Street Partners’ opinion, and Cary Street Partners has not assumed and does not have any responsibility or obligation to update, revise, reaffirm, or withdraw its opinion based upon, or otherwise comment on or consider, events occurring or new facts or circumstances discovered after the date of its opinion. Subsequent events that could materially affect Cary Street Partners’ opinion include, without limitation, adverse changes in industry performance or market conditions; changes to the business, financial condition or results of operation of J. Alexander’s; changes in the terms of the Contemplated Transactions; and the failure to consummate the Contemplated Transactions within a reasonable period of time.

The Board of Directors imposed no limitations on Cary Street Partners with respect to the investigations made or the procedures followed by Cary Street Partners in rendering its opinions. Cary Street Partners’ opinion was only one of many factors considered by the Board of Directors in its evaluation of the Contemplated Transactions and should not be viewed as determinative of the views of the Board of Directors with respect to the Contemplated Transactions.

Financial Analysis

The following is a summary of the material financial analyses reviewed by Cary Street Partners with the Board on July 29, 2012, in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Cary Street Partners, nor does the order of analyses described represent relative importance or weight given to those analyses by Cary Street Partners. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Cary Street Partners’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 27, 2012, the last completed trading date prior to the time Cary Street Partners reviewed its financial analysis with the Board, and is not necessarily indicative of current market conditions.

Analytical Methodology

The valuation of J. Alexander’s is based upon the financial forecast, historical financial information and descriptions of J. Alexander’s provided to Cary Street Partners by J. Alexander’s management and the valuation considerations set forth below.

Cary Street Partners valued J. Alexander’s as a going concern. In valuing J. Alexander’s, Cary Street Partners utilized the following methods:

i.	Comparison to comparable publicly held restaurant companies.

ii.	Comparison to selected transactions in the restaurant sector.

iii.	Discounted cash flow analysis.

iv.	Premiums paid analysis.

Financial Projections

In connection with the Contemplated Transactions, J. Alexander’s management provided Cary Street Partners with five years of operating projections which are part of the basis for Cary Street Partners’ valuation and analysis. These projections were based on J. Alexander’s management’s internal operating and development plan, which varies in some respects with GAAP reported results, and represented management’s reasonable estimates and good faith judgments as to the future growth and financial performance of J. Alexanders, on a go-forward stand alone basis without taking into account any potential business combination transactions.

Trading Summary of J. Alexander’s

Cary Street Partners reviewed the historical trading prices and trading volumes for shares of J. Alexander’s Common Stock for the one-year period ended June 21, 2012 (the trading day prior to the date of the Prior Merger Agreement), and on July 27, 2012. In addition, Cary Street Partners analyzed the Consideration to be paid to holders of the shares of J. Alexander’s Common Stock pursuant to the Merger Agreement in relation to: the closing price of shares of J. Alexander’s Common Stock as of July 27, 2012, and June 21, 2012; the closing price of J. Alexander’s Common Stock on a trading day one, five, thirty and sixty trading days prior to June 21, 2012; the average closing price for shares of J. Alexander’s Common Stock for the fifteen trading days, thirty trading days, six-months and twelve-months ended June 21, 2012; and the 52-week high and low closing prices of shares of J. Alexander’s Common Stock for the period ended June 21, 2012. The table below depicts premiums represented by the $13.00 per share to be paid to holders of the shares of J. Alexander’s Common Stock pursuant to the Merger Agreement in relation to the per share closing prices and per share average trading prices of J. Alexander’s Common Stock described in the table.

J. Alexander’s Historical Stock Price Performance
Period(1)	Share Price	Premium Based on $13.00 Offer Price
July 27, 2012 (Current)	$11.77	10.5%
June 21, 2012 (Day prior to initial agreement)	$9.59	35.6%
1-Trading Day Prior	$9.85	32.0%
5-Trading Days Prior	$9.25	40.5%
30-Trading Days Prior	$8.49	53.1%
60-Trading Days Prior	$8.59	51.3%
15-Trading Days Average	$9.28	40.0%
30-Trading Days Average	$8.88	46.3%
6-Month Average	$8.04	61.7%
1-Year Average	$6.96	86.9%
52-Week High	$9.90	31.3%
52-Week Low	$5.12	153.9%

(1)	Other than the Current price on July 27, 2012, premium data is calculated based upon trading statistics as of June 21, 2012, the trading day prior to the date of the Prior Merger Agreement.

Summary of J. Alexander’s Valuation Analyses

In its comparison of J. Alexander’s to other publicly held restaurant companies, Cary Street Partners used various metrics including enterprise value as a multiple of earnings before interest, taxes, depreciation and amortization, adjusted to exclude non-cash stock based compensation and pre-opening expenses (“Adjusted EBITDA”), for the latest twelve months (“LTM”) period and estimated for 2012; enterprise value as a multiple of earnings before interest and taxes (“EBIT”) for the LTM period and estimated for 2012; and price as a multiple of earnings per share (“EPS”) estimated for years 2012 and 2013. In Cary Street Partners’ comparison to recent mergers and acquisitions in the restaurant sector, it used enterprise value as a multiple of LTM Adjusted EBITDA and price as a multiple of LTM EPS. Cary Street Partners analyzed the discounted cash flows of J. Alexander’s using a median perpetuity growth rate of 3.0% and median terminal Adjusted EBITDA multiple of 6.0x, which rate and multiple were selected by Cary Street Partners based on input from Company management and its own professional judgment. Cary Street Partners also reviewed publicly available information and analyzed the premiums offered in selected publicly announced precedent transactions to determine the premiums paid in those precedent transactions over the trading prices one-trading day prior, one-trading week prior and one-trading month prior of the target companies prior to the date of the Prior Merger Agreement. In calculating per share values, Cary Street Partners estimated the number of fully diluted shares of J. Alexander’s Common Stock outstanding on different dates, using the treasury stock method and the price of J. Alexander’s Common Stock as of June 21, 2012; July 27, 2012; and at the Offer Price of $13.00 per share. For its analysis, Cary Street Partners used an estimate of 6.34 million fully diluted shares on June 21, 2012, at a price of $9.59 per share; 6.45 million fully diluted shares on July 27, 2012, at a price of $11.77 per share; and 6.49 million fully diluted shares at the Offer price of $13.00 per share.

Comparable Company Analysis

Cary Street Partners reviewed and compared certain financial and operating information and measurements relating to J. Alexander’s to corresponding information and measurements of selected publicly traded, restaurant companies. Although none of the selected companies is directly comparable to J. Alexander’s, the companies were chosen because they are publicly traded companies in the full-service, casual dining and upscale casual segments of the restaurant industry and may be deemed to have certain business and operating characteristics that for purposes of analysis may be considered similar to those of J. Alexander’s.

The following list represents a reference set of companies that Cary Street Partners believed, based on its own professional judgment, were most comparable to J. Alexander’s:

•	Ark Restaurants Corp. (ARKR)

•	BJ’s Restaurants Inc. (BJRI)

•	Bob Evans Farms Inc. (BOBE)

•	Bravo Brio Restaurant Group, Inc. (BBRG)

•	Brinker International Inc. (EAT)

•	Cracker Barrel Old Country Store, Inc. (CBRL)

•	Darden Restaurants, Inc. (DRI)

•	Famous Dave’s of America Inc. (DAVE)

•	Kona Grill Inc. (KONA)

•	Luby’s Inc. (LUB)

•	Red Robin Gourmet Burgers Inc. (RRGB)

•	Ruby Tuesday, Inc. (RT)

•	Ruth’s Hospitality Group Inc. (RUTH)

•	Texas Roadhouse Inc. (TXRH)

•	The Cheesecake Factory Inc. (CAKE)

With respect to J. Alexander’s and the selected companies, Cary Street Partners calculated:

(1) Enterprise value, which is the market value of common equity plus the book value of funded debt less cash and cash equivalents;

(2) Enterprise value as a multiple of Adjusted EBITDA for the LTM and estimated 2012 fiscal year periods, respectively;

(3) Enterprise value as a multiple of EBIT for the LTM and estimated 2012 fiscal year periods, respectively; and

(4) Price as a multiple of EPS estimated for the 2012 and 2013 projected years, respectively.

Calculations for the comparable company analysis were based on the closing prices per share of the selected companies’ respective common stock on July 27, 2012, and S&P Capital IQ estimates. Calculations for J. Alexander’s were based on its closing price per share of $9.59 on June 21, 2012; its closing price per share of $11.77 on July 27, 2012; the $13.00 per share to be received by holders of J. Alexander’s Common Stock pursuant to the Contemplated Transactions; and S&P Capital IQ estimates and the projections provided to Cary Street Partners.

The results of these analyses are summarized as follows:

	Comparable Companies		J. Alexander’s
Enterprise Value as a multiple of:	Range	Median	June 21, 2012	July 27, 2012	Offer Price
LTM Adjusted EBITDA	4.0x - 13.1x	6.7x	6.7x	8.0x	8.9x
2012E Adjusted EBITDA	5.4x - 12.1x	7.3x	5.7x	6.8x	7.6x
LTM EBIT	6.4x - 22.7x	11.8x	16.7x	20.0x	22.3x
2012E EBIT	9.4x - 24.1x	12.0x	11.6x	13.9x	15.6x

	Comparable Companies		J. Alexander’s
Price as a multiple of:	Range	Median	June 21, 2012	July 27, 2012	Offer Price
2012E Earnings	4.0x - 31.9x	15.9x	15.7x	19.2x	21.8x
2013E Earnings	10.9x - 25.7x	14.0x	15.6x	19.1x	21.7x

This analysis indicated an implied price per share value range for J. Alexander’s of $6.22 to $12.39. A summary of the analysis is below.

Comparable Company Summary Valuation
($s in 000s, except per share values)
Valuation Metric	Company Metric	Median Multiple	Implied Value Per Share
Adjusted EBITDA
LTM	$10,460	6.7x	$9.46
2012E	$12,207	7.3x	$12.39

EBIT
LTM	$4,176	11.8x	$6.22
2012E	$5,986	12.0x	$9.73

EPS
2012E	$0.62	15.9x	$9.94
2013E	$0.63	14.0x	$8.76

Selected Transaction Analysis

Cary Street Partners reviewed certain publicly available information relating to the selected transactions set forth below, which were announced after May 2009 and involved target companies in the restaurant industry for which data relating to the target company’s transaction values were publicly available. Cary Street Partners performed an analysis of the selected transactions to compare multiples paid in other transactions to the multiples implied in the Contemplated Transactions.

Cary Street Partners analyzed a group of 16 restaurant industry merger and acquisition transactions. These transactions (listed by acquirer / target and time of announcement) were:

•	Darden Restaurants, Inc. / Yard House USA, Inc. (July 12, 2012)

•	Angelo, Gordon & Co. / Benihana, Inc. (May 22, 2012)

•	Centerbridge Partners / P.F. Chang’s China Bistro Inc. (May 1, 2012)

•	Fidelity National Financial, Inc. / O’Charley’s Inc. (February 6, 2012)

•	Landry’s Restaurants Inc. / Morton’s Restaurant Group, Inc. (December 16, 2011)

•	Landry’s Restaurants Inc. / McCormick & Schmick’s Seafood Restaurants, Inc. (November 8, 2011)

•	Golden Gate Capital / California Pizza Kitchen (May 25, 2011)

•	Landry’s Restaurants Inc. / Bubba Gump Shrimp Co. Inc. (November 5, 2010)

•	Landry’s Restaurants Inc. / Claim Jumper Restaurants, LLC (October 29, 2010)

•	3G Capital Management, LLC / Burger King Holdings, Inc. (September 2, 2010)

•	Kelso & Company/ LRI Holdings, Inc. (August 30, 2010)

•	Mill Road Capital / Rubio’s Restaurants Inc. (May 10, 2010)

•	Oak Hill Capital Partners / Dave & Busters Holdings, Inc. (May 3, 2010)

•	Apollo Global Management LLC / CKE Restaurants, Inc. (April 18, 2010)

•	Management / Landry’s Restaurants, Inc. (November 3, 2009)

•	Friedman Fleischer & Lowe, LLC / Cajun Operating Company (Church’s Chicken) (June 9, 2009)

For each of the selected transactions, to the extent there was available sufficient public information related to the selected transactions, Cary Street Partners calculated and compared the target’s total enterprise value, as implied by the selected transaction, to the target’s Adjusted EBITDA for the most recently reported LTM period ending prior to the announcement of the transaction. Cary Street Partners also calculated and compared the target’s total equity value, as implied by the selected transaction, to the target’s earnings for the most recently reported LTM period ending prior to the announcement. While none of the companies that participated in the selected transactions are directly comparable to J. Alexander’s, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of J. Alexander’s results, market size and operations.

The following table presents the results of this analysis:

	Selected Transactions		J. Alexander’s
Enterprise Value as a multiple of:	Range	Median	June 21, 2012	July 27, 2012	Offer Price
LTM Adjusted EBITDA	5.3x - 20.2x	7.2x	6.7x	8.0x	8.9x

Price as a multiple of:	Range	Median	June 21, 2012	July 27, 2012	Offer Price
LTM EPS	12.5x - 45.1x	28.4x	27.4x	33.7x	38.1x

This analysis indicated an implied price per share value range for J. Alexander’s of $10.17 to $10.31. A summary of the analysis is below.

Comparable Acquisitions Summary Valuation
($s in 000s, except per share values)
Valuation Metric	Company Metric	Median Multiple	Implied Value Per Share
LTM Adjusted EBITDA	$10,460	7.2x	$10.31
LTM EPS	$0.36	28.4x	$10.17

Discounted Cash Flow Analysis – J. Alexander’s

Cary Street Partners performed an illustrative discounted cash flow analysis on J. Alexander’s using the projections provided to Cary Street Partners.

Cary Street Partners calculated indications of net present value per share of J. Alexander’s Common Stock of estimated unlevered free cash flow for J. Alexander’s for the years 2012 to 2016 using the Company’s cash flow from operations and capital expenditures projections included in the prospective financial information prepared by management and employing discount rates ranging from 12.5% to 14.5%, rates selected based on Cary Street Partners’ analysis of J. Alexander’s weighted average cost of capital. For purposes of determining unlevered free cash flow, Cary Street Partners treated stock based compensation as a cash expense.

Cary Street Partners calculated illustrative terminal values in the year 2016 by applying perpetuity growth rates ranging from 2.5% to 3.5%, a range of rates selected by Cary Street Partners based on input from Company management and its own professional judgment. These illustrative terminal values were then discounted to calculate implied indications of present values per share of J. Alexander’s Common Stock using discount rates ranging from 12.5% to 14.5%. This analysis resulted in value per share indications ranging from $6.24 to $8.84, with a median value of $7.35 per share.

Cary Street Partners also calculated illustrative terminal values in the year 2016 by using terminal Adjusted EBITDA multiples of 5.0x, 6.0x and 7.0x, a range of multiples selected by Cary Street Partners based on input from Company management and its own professional judgment. These illustrative terminal values were then discounted to calculate implied indications of present values per share of J. Alexander’s Common Stock using discount rates ranging from 12.5% to 14.5%. This analysis resulted in value per share indications ranging from $8.79 to $13.05, with a median value of $10.84 per share.

Premiums Paid Analysis – J. Alexander’s

Cary Street Partners reviewed publicly available information and analyzed the premiums offered in selected transactions to determine the premiums paid in the transactions over recent trading prices of the target companies prior to the announcement of the transactions. Cary Street Partners selected these transactions by searching public company disclosures, databases and other public sources and applied the following criteria: (i) the target company was a publicly-traded company with a $2.00 or greater share price prior to the transaction announcement; (ii) the transaction had a value between $50 and $250 million; and (iii) the transaction was announced between January 1, 2009, and July 27, 2012. Cary Street Partners identified 126 transactions for its comparable set. The median value of the announced premiums were calculated relative to (i) the target’s closing share price one day prior to the announcement, (ii) the target’s closing share price on the day that was one week prior to the announcement and (iii) the target’s closing share price on the day that was one month prior to the announcement.

Median Premiums Paid For Historical Transactions
Premium Percentage	1 – Trading Day Prior	1 –Trading Week Prior	1 – Trading Month Prior
Median	33.5%	37.6%	36.3%

Using the median percentile premiums set forth above and the closing price of $9.59 of J. Alexander’s Common Stock on June 21, 2012, this analysis implied a valuation range of approximately $11.59 to $13.15.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily disposed to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Cary Street Partners’ opinion. In arriving at its fairness determination, Cary Street Partners considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Cary Street Partners made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to J. Alexander’s or the Contemplated Transactions.

Any estimates contained in Cary Street Partners’ analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than results suggested by the estimates. Estimates used in, and the results derived from, Cary Street Partners’ analyses are inherently subject to substantial uncertainty, and Cary Street Partners assumes no responsibility if future results are materially different from those forecasted in the estimates used by Cary Street Partners in its analyses.

Under the terms of Cary Street Partners’ engagement letter which was amended in connection with this opinion, J. Alexander’s paid Cary Street Partners a fee of $75,000 upon delivery of its opinion, and the opinion fee was not contingent upon the conclusion reached in the opinion. In addition, J. Alexander’s paid Cary Street Partners a retainer fee for its financial advisory services equal to $75,000, and upon completion of the Contemplated Transactions, would pay a fee of $800,000 less the amount of the retainer fees previously paid to Cary Street Partners. J. Alexander’s has agreed to reimburse Cary Street Partners for its reasonable out-of-pocket expenses (including travel expenses and reasonable fees and expenses of counsel). J. Alexander’s has also agreed to indemnify Cary Street Partners for certain costs and liabilities arising out of its engagement, except in the case of Cary Street Partners’ gross negligence or willful misconduct.

In the ordinary course of its business, Cary Street Partners and its affiliates may actively trade or hold the securities of J. Alexander’s, Fidelity, or their respective affiliates for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Cary Street Partners and its affiliates may maintain relationships with J. Alexander’s, Fidelity, and their respective affiliates. During the two-year period prior to the date of its opinion, Cary Street Partners provided financial advisory services to J. Alexander’s and received fees for the rendering of those services, including the reimbursement of expenses. Cary Street Partners delivered a fairness opinion to the Board of Directors, and received a fee of $200,000 for delivery of such opinion under its engagement letter with J. Alexander’s, in connection with the Prior Merger Agreement. During the two-year period prior to the date of Cary Street’s opinion, no relationship existed between Cary Street Partners and Fidelity, the Operating Company, or any of their affiliates pursuant to which compensation was received or was intended to be received by Cary Street Partners as a result of such a relationship, and no such relationship is mutually understood to be contemplated. Cary Street Partners may provide financial or other services to J. Alexander’s, Fidelity, the Operating Company, or any of their respective affiliates in the future, and in connection with any such services Cary Street Partners may receive compensation.

Prospective Financial Information

J. Alexander’s does not as a matter of course make public its annual forecasts, nor does it make long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the review of the Contemplated Transactions and the transactions contemplated by the Prior Merger Agreement, J. Alexander’s management prepared certain unaudited prospective financial information on a stand-alone, pre-transaction basis. J. Alexander’s is including a subset of this prospective financial information to provide its shareholders access to certain non-public information that was made available to the Board and Cary Street Partners. However, such prospective financial information is not being included in this Schedule 14D-9 to influence a shareholder’s decision whether to tender Shares in the Offer.

The information provided to the Board and Cary Street Partners was based on management’s 2012 budget and represented management’s reasonable estimates and good faith judgments as to the future growth and financial performance of J. Alexander’s over a five-year period, and included projected estimates of store unit growth, same store sales trends, gross revenues, income from restaurant operations, general and administrative expenses, operating profits, tax expenses and benefits, net income, Adjusted EBITDA and EPS. Based on these projections, management, with Cary Street Partners’ assistance, determined projected EBIT over the projected period. These projections were made available to Fidelity in the course of discussions and negotiations between the parties prior to execution of the Prior Merger Agreement.

J. Alexander’s internal financial forecasts (upon which the unaudited prospective financial information provided to Cary Street Partners was based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The unaudited prospective financial information set forth below was prepared by J. Alexander’s management in March 2012, based solely on information available at that time. The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of this information should not be regarded as an indication that any of J. Alexander’s, Fidelity, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, nor should this information be relied on as such. None of J. Alexander’s, Fidelity, Cary Street Partners, or their respective affiliates assumes any responsibility for the accuracy of this information.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the information is unaudited and reflects numerous judgments, estimates, variables and assumptions with respect to industry performance, general business, economic, regulatory, legal, market and financial conditions, as well as matters specific to J. Alexander’s business, which are inherently uncertain and many of which are beyond J. Alexander’s control. The unaudited prospective financial information also reflects assumptions as to certain business decisions which are subject to change. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. J. Alexander’s shareholders are urged to review J. Alexander’s most recent filings with the Commission for a description of risk factors with respect to its business. The unaudited prospective financial information set forth below was provided to Cary Street Partners for use in connection with its financial analysis and fairness opinion relating to the Offer and the Merger.

The unaudited prospective financial information was not prepared with a view toward complying with generally accepted accounting principles (“GAAP”), the published guidelines of the Commission regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither J. Alexander’s independent registered public accounting firm, nor any other independent accountants, have audited, compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the announcement of the potential acquisition of J. Alexander’s by Parent pursuant to the Offer and the Merger.

The following table presents the summary selected unaudited prospective financial information for the fiscal years ending 2012 through 2016:

J. Alexander’s - Management Summary Projected Financial Information
($s in mm, except per share amounts)
	FYE	LTM	Fiscal 2012	Projected Fiscal Year Ending December(1)
	1/1/2012	4/1/2012	Plan	2013	2014	2015	2016
Gross Sales	$159.8	$161.7	$165.0	$173.4	$185.1	$193.4	$206.0
% Growth	5.3%	n/a	3.2%	5.1%	6.7%	4.5%	6.5%
Income From Restaurant Operations	13.5	15.1	17.1	18.8	20.9	23.6	26.6
% Income From Restaurant Operations of Gross Sales	8.4%	9.3%	10.3%	10.8%	11.3%	12.2%	12.9%
Adjusted EBITDA(2)	9.2	10.5	12.2	13.0	14.7	17.5	20.5
% Adjusted EBITDA of Gross Sales	5.7%	6.5%	7.4%	7.5%	8.0%	9.0%	9.9%
EBIT	2.8	4.2	6.0	6.5	7.9	10.3	12.9
% EBIT of Gross Sales	1.8%	2.6%	3.6%	3.7%	4.3%	5.3%	6.2%
Net Income	0.9	2.2	3.9	3.9	5.3	7.4	9.7
% Net Income of Gross Sales	0.5%	1.4%	2.3%	2.2%	2.8%	3.8%	4.7%
EPS(3)	$0.14	$0.36	$0.62	$0.63	$0.82	$1.11	$1.42
% Change	(70.0%)	n/a	344.7%	0.1%	31.5%	34.9%	27.5%
Cash Flow from Operations	4.1	6.4	10.9	10.6	12.2	14.8	17.5
Capital Expenditures	3.8	3.8	5.0	8.5	8.6	9.2	9.4

(1)	J. Alexander’s fiscal year ends on the Sunday closest to December 31st.
(2)	Adjusted EBITDA excludes stock option expense and pre-opening expense.
(3)	Calculated as Net Income divided by management estimates of projected fully diluted shares using the treasury stock method.

Because of the forward-looking nature of the unaudited prospective financial information, specific quantifications of the amounts that would be required to reconcile it to GAAP measures are not available. The projections set forth above are based on management forecasts of same store sales growth of approximately 3.1% - 3.9% and the addition of three restaurant units and one restaurant relocation over the projected period. No assurances can be given that these assumptions will accurately reflect future conditions. The above unaudited prospective financial information does not give effect to the Contemplated Transactions.

J. Alexander’s has made publicly available its actual results of operations for its fiscal year ended January 1, 2012 and the quarter ended April 1, 2012. Shareholders should review J. Alexander’s Annual Report on Form 10-K for the fiscal year ended January 1, 2012 and its Quarterly Report on Form 10-Q for the quarter ended April 1, 2012, each filed with the Commission, to obtain this information.

Readers of this Schedule 14D-9 are strongly cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by J. Alexander’s, Parent, their respective advisors, including Cary Street Partners, or any other person to any shareholder regarding the information included in the unaudited prospective financial information or the ultimate performance of J. Alexander’s compared to the unaudited prospective financial information. The inclusion of the unaudited prospective financial information herein should not be regarded as an indication that such unaudited prospective financial information will be necessarily predictive of actual future events, and it should not be relied on as such.

The unaudited prospective financial information contains forward-looking statements. For information on factors that may cause future financial results to materially vary, see “Item 8. Additional Information – Cautionary Note Regarding J. Alexander’s Forward-Looking Statements” below.

EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, J. ALEXANDER’S DOES NOT INTEND TO AND UNDERTAKES NO OBLIGATION TO UPDATE, OR OTHERWISE REVISE, THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS ARE SHOWN TO BE IN ERROR.

J. Alexander’s shareholders are cautioned not to place undue, or any, reliance on the projections included in this Schedule 14D-9, and such unaudited prospective financial information should not be regarded as an indication that J. Alexander’s, the Board of Directors, Cary Street Partners, or any other person considered, or now considers, them to be reliable predictions of future results, and they should not be relied upon as such.

Intent to Tender

To J. Alexander’s knowledge, after making reasonable inquiry, all of J. Alexander’s executive officers, directors and their respective affiliates currently intend to tender or cause to be tendered, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than Shares for which such holder does not have discretionary authority or holds in a fiduciary or representative capacity).

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

J. Alexander’s has retained Cary Street as its financial advisor in connection with the Offer and the Merger. Information pertaining to the retention of Cary Street is set forth in “Item 4. The Solicitation or Recommendation – Opinion of J. Alexander’s Financial Advisor” and is hereby incorporated by reference into this Item 5.

Except as set forth above, neither J. Alexander’s nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to security holders of J. Alexander’s with respect to the Offer, the Merger or any of the Contemplated Transactions.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by J. Alexander’s or, to the knowledge of J. Alexander’s, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), J. Alexander’s is not undertaking and is not engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, J. Alexander’s securities by J. Alexander’s, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving J. Alexander’s or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of J. Alexander’s or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of J. Alexander’s.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

Section 14(f) Information Statement

The Information Statement on Schedule 14F-1 attached as Annex I is being furnished in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be appointed to the Board of Directors.

Golden Parachute Compensation

This section sets forth the information required by 402(t) of Regulation S-K regarding the compensation for each of the named executive officers of J. Alexander’s that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section this term is used to describe the merger-related compensation payable to the named executive officers of J. Alexander’s.

Messrs. Stout, Lewis and Moore are the named executive officers of J. Alexander’s. J. Alexander’s has entered into Employment Agreements and Salary Continuation Agreements with each named executive officer and has entered into Severance Benefits Agreements with Messrs. Stout and Lewis, as described in “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements between J. Alexander’s and its Executive Officers, Directors and Affiliates – Executive Employment Agreements,” “– Amended and Restated Salary Continuation Agreements” and “– Severance Benefits Agreements,” respectively.

Under the terms of the Merger Agreement, all outstanding Options held by the named executive officers will become fully vested and be cancelled in exchange for the right to receive a cash payment in the Merger, as described in “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements between J. Alexander’s and its Executive Officers, Directors and Affiliates – Treatment of J. Alexander’s Stock Options.”

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer that is based on or otherwise relates to the Offer and the Merger, assuming the following:

(a) the Acceptance Time is September 5, 2012; and

(b) the named executive officers are terminated without “cause” or resign for “good reason” (as defined in the various executive employment agreements) on December 31, 2012.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)(5)	Other ($)(6)	Total ($)
Lonnie J. Stout II,	$3,797,156	$1,274,500	—	$37,941	—	—	$5,109,597
President and Chief
Executive Officer

R. Gregory Lewis,	$1,753,045	$285,875	—	$37,941	—	—	$2,076,861
Vice President, Chief
Financial Officer and
Secretary

J. Michael Moore,	$912,980	$128,875	—	$37,941	—	—	$1,079,796
Vice President, Human
Resources and
Administration

(1)	These amounts include cash severance payments to each of the named executive officers upon a termination without “cause” or a resignation for “good reason” within 36 months of the Acceptance Time. The amount of severance payments attributable to each of the Employment Agreements and Salary Continuation Agreements for each named executive officer, and the Severance Benefits Agreements in the case of Messrs. Stout and Lewis, are set forth in the following table:

Name	Employment Agreement ($)*	Salary Continuation Agreement ($)**	Severance Benefits Agreement ($)***	Total ($)
Lonnie J. Stout II	$641,296	$2,510,260	$645,600	$3,797,156
R. Gregory Lewis	$370,385	$1,045,910	$336,750	$1,753,045
J. Michael Moore	$552,253	$360,727	—	$912,980

*	Termination amounts payable to each named executive officer under the Employment Agreements are payable as lump sum payments. For Messrs. Stout and Lewis, payments under their respective Employment Agreements are reduced by amounts actually paid under their Severance Benefits Agreements.
**	Assuming a termination on December 31, 2012, amounts indicated for Messrs. Stout and Lewis represent the present value of retirement benefits to be paid over a period of fifteen years which would have been scheduled to commence once Mr. Stout or Mr. Lewis attain the age of 65. Mr. Moore would receive a lump sum payment.
***	Termination amounts payable to Messrs. Stout and Lewis under the Severance Benefits Agreements are payable as lump sum payments. Amounts represent 18 months of base salary. Mr. Moore is not a party to a Severance Benefits Agreement.
(2)	These amounts represent the accelerated vesting of the following Options for each named executive officer: Mr. Stout, 155,000 Options; Mr. Lewis, 36,250 Options; Mr. Moore, 16,250 Options. These amounts are based on the Offer Price of $13.00 per Share and in each case are net of the exercise prices of such Options. No amounts are included for the exercise or the acceleration of unvested Options whose exercises prices are greater than the Offer Price.
(3)	The named executive officers are not entitled to any pension or non-qualified deferred compensation benefit enhancements for a qualifying termination in connection with a change in control or otherwise.
(4)	The named executive officers are not entitled to any perquisites or other personal benefits or property for a qualifying termination in connection with a change in control, other than for continuation of health insurance benefits. These benefits have been calculated based on assumptions used by J. Alexander’s, including that the current cost of COBRA coverage for each officers’ current health plan would represent the cost of continuing coverage for the duration of the period specified in their respective Employment Agreements.

(5)	The named executive officers will not receive any tax reimbursements in connection with the Offer or the Contemplated Transactions.
(6)	These amounts represent the aggregate dollar value of any other compensation that is based on or otherwise relates to the Offer and the Contemplated Transactions.

Top-Up Option

Subject to the terms and conditions of the Merger Agreement, J. Alexander’s granted Parent an irrevocable option (the “Top-Up Option”), for so long as the Merger Agreement has not been terminated, to purchase from J. Alexander’s up to that number of newly issued shares of J. Alexander’s Common Stock (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Parent (or any of its subsidiaries) at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares that would be outstanding immediately after the issuance of Shares pursuant to the exercise of the Top-Up Option on a fully-diluted basis (as defined in the Merger Agreement). The exercise price for each Share acquired pursuant to the Top-Up Option is equal to the Offer Price. The Merger Agreement provides that the Top-Up Option will not be exercisable if (i) the number of Shares of J. Alexander’s Common Stock subject to the Top-Up Option exceeds the number of authorized and unissued Shares of J. Alexander’s Common Stock available for issuance, (ii) any order, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent), enacted, promulgated, issued or entered by any governmental authority or any law prohibits the exercise or delivery of the Top-Up Option or the delivery of the Top-Up Option Shares, (iii) immediately after the exercise of the Top-Up Option and the issuance of the Top-Up Option Shares, Parent or any of its subsidiaries would not own more than 90% of the Shares then outstanding on a fully-diluted basis (as defined in the Merger Agreement) or (iv) Merger Sub has not accepted for payment the Shares validly tendered in the Offer (or during the subsequent offering period, if any) and not validly withdrawn. Payment for Shares to be acquired pursuant to an exercise of the Top-Up Option may be paid, at the election of Parent or Merger Sub, either in cash or by delivery of a promissory note having a principal amount equal to the aggregate purchase price for the Top-Up Option Shares, or any combination thereof. Any promissory note issued will be in the form attached as Annex B to the Merger Agreement and shall include the following terms: (A) the maturity date will be one year after issuance, (B) the unpaid principal amount of the promissory note will accrue simple interest at a per annum rate of 1.5% per annum, (C) the promissory note may be prepaid in whole or in part at any time, without penalty or prior notice, (D) the promissory note will be with full recourse and shall be fully secured by the Top-Up Option Shares, (E) the promissory note will be nonnegotiable and nontransferable and (F) the promissory note will have no other material terms.

State Anti-Takeover Statutes

Tennessee Business Combination Act.

Section 48-103-205 of the Tennessee Code Annotated prohibits an “interested shareholder” (generally, a shareholder owning 10% or more of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who at any time in the preceding five years owned 10% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include a merger and certain other transactions) with a resident domestic corporation for a period of five years following the date on which such shareholder became an interested shareholder unless the business combination or the transaction which resulted in the shareholder becoming an interested shareholder is approved by the board of directors of the subject corporation before the interested shareholder’s share acquisition date and the proposed business combination otherwise satisfies any additional applicable requirements imposed by law and by the charter and bylaws of the subject corporation or the business combination is otherwise exempt from the provisions of the Tennessee Code Annotated. The Board of Directors approved the Offer and purchase of tendered Shares by either Parent or Merger Sub or their affiliates, and consequently, the provisions of Section 48-103-205 of the Tennessee Code Annotated do not apply to the Offer or the Merger.

Tennessee Investor Protection Act.

Section 48-103-103 of the Tennessee Investor Protection Act (the “IPA”) prohibits an offeror who owns 5% or more of any class of equity securities of the offeree company, if any of such securities were purchased within one year before the proposed takeover offer, from making a “takeover offer” unless the offeror, before making such purchase, has (i) made a public announcement of its intentions with respect to changing or influencing the management or control of the offeree company, (ii) made a full, fair and effective disclosure of such intentions to the persons from whom the offeror intends to acquire such securities and (iii) filed with the Tennessee Commissioner of Commerce and Insurance and the offeree company a statement signifying such intentions and containing such additional information as the commissioner by rule prescribes. Under the IPA, a takeover offer does not include an offer made on substantially equal terms to all shareholders and as to which the offeree company, acting through its board of directors, has recommended acceptance to such shareholders, if the terms thereof, including any inducements to officers or directors which are not available to all shareholders, have been disclosed to such shareholders. The Offer has been made on substantially equal terms to all of J. Alexander’s shareholders, such terms have been disclosed to such shareholders and the Board of Directors has recommended acceptance of the Offer to J. Alexander’s shareholders. Consequently, the Offer does not constitute a takeover offer within the meaning of the IPA, and the provisions of the IPA do not prohibit the Offer or the Merger.

Tennessee Control Share Acquisition Act.

The Tennessee Control Share Acquisition Act (the “CSAA”) provides that the shares of certain Tennessee corporations acquired by an acquiring person in a “control share acquisition” that exceeds the threshold of voting power of any of the various ranges specified in Section 48-103-302(4) of the Tennessee Code Annotated shall be subject to restricted voting rights. Pursuant to Section 48-103-310 of the Tennessee Code Annotated, the CSAA is applicable only if the subject corporation’s charter or bylaws contain an express declaration that control share acquisitions in respect of the shares of the subject corporation are governed by and subject to the provisions of the CSAA. J. Alexander’s charter and bylaws do not contain such declaration and, accordingly, the CSAA is not applicable to J. Alexander’s.

Short-Form Merger and Vote Required to Approve the Merger

If, pursuant to the Offer (including any subsequent offering period) and the Top-Up Option, if exercised, Parent or Merger Sub acquires Shares which, together with Shares beneficially owned by Parent, Merger Sub and their affiliates, constitute at least 90% of the outstanding voting Shares on a fully-diluted basis (as defined in the Merger Agreement), Merger Sub intends to effect a “short-form” merger pursuant to Section 48-21-105 of the TBCA. Section 48-21-105 of the TBCA provides that if Merger Sub owns at least 90% of the outstanding voting Shares of J. Alexander’s, Merger Sub may merge itself into J. Alexander’s without approval of the shareholders of J. Alexander’s. In order to accomplish a “short-form” merger, (i) the board of directors of Merger Sub must adopt a plan of merger containing the information required under Section 48-21-105 of the TBCA, (ii) Merger Sub must mail a copy or summary of the plan of merger to each shareholder of J. Alexander’s and (iii) Merger Sub must deliver articles of merger to the Secretary of State of the State of Tennessee no earlier than one month following the date on which Merger Sub or Parent acquires more than 90% of the outstanding Shares and delivers a copy of the plan of merger to all shareholders of J. Alexander’s. Under Section 48-21-105 of the TBCA, such a merger of Merger Sub with and into J. Alexander’s would not require the approval or any other action on the part of the Board of Directors or the shareholders of J. Alexander’s.

If Merger Sub acquires, pursuant to the Offer or otherwise, Shares which constitute less than 90% of the outstanding Shares, then a vote of J. Alexander’s shareholders will be required to effect the Merger. In such case, the affirmative vote of a majority of votes entitled to be cast at a meeting of J. Alexander’s shareholders at which a quorum is present will be required to approve the Merger under the TBCA. If a vote of J. Alexander’s shareholders is required to approve the Merger, J. Alexander’s will, in accordance with applicable law and J. Alexander’s charter and bylaws, promptly and duly call, give notice of and hold a meeting of J. Alexander’s shareholders to vote on approval of the Merger Agreement and the Merger. If Merger Sub purchases Shares in the Offer which constitute at least 90% of the outstanding Shares, Merger Sub will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of J. Alexander’s.

Antitrust

Parent and J. Alexander’s have agreed to use their reasonable best efforts to obtain all antitrust and competition regulatory approvals required to complete the Contemplated Transactions. Notwithstanding the foregoing, generally, Parent and its subsidiaries will not be required to propose, negotiate, commit to or effect any sale, divestiture or disposition of assets or business of Parent or J. Alexander’s or their respective subsidiaries or offer to take any such action.

Under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the purchase of the Shares in the Offer may not be completed until both Parent and J. Alexander’s file certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division and observe the HSR Act’s notification and waiting periods or otherwise receive early termination from the FTC and the Antitrust Division of the applicable waiting period. Because certain filings were already made in connection with the Prior Merger Agreement, the applicable waiting period under the HSR Act has already expired.

Dissenters’ Rights

No dissenters’ rights are available under Section 48–23–102 of the TBCA in connection with the Offer. J. Alexander’s shareholders who sell Shares in the Offer will not be entitled to exercise dissenters’ rights with respect thereto, but, rather, will receive the Offer Price.

Furthermore, no dissenters’ rights are available under Section 48–23–102 of the TBCA in connection with the Merger, unless the Shares are no longer listed on the NASDAQ Global Stock Market (“NASDAQ”) on the date of the consummation of the Merger. If the Shares are delisted from NASDAQ prior to the date of the consummation of the Merger such that holders of the Shares are entitled to dissenters’ rights in connection with the Merger, such holders will receive additional information concerning dissenters’ rights and the procedures to be followed in connection therewith before they have to take any action relating thereto.

Cautionary Note Regarding J. Alexander’s Forward-Looking Statements

J. Alexander’s cautions that certain information contained in this Schedule 14D-9, particularly statements relating to the potential acquisition of J. Alexander’s by Fidelity and its affiliates (including the expected date of closing of the acquisition and the potential benefits of the transaction), is forward-looking information that involves risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how many of J. Alexander’s shareholders will tender their stock in the Offer; the possibility that competing offers will be made; the effects of disruptions from the Contemplated Transactions; the risk of shareholder litigation in connection with the Contemplated Transactions and any related significant costs of defense, indemnification and liability; and the possibility that various closing conditions for the Contemplated Transactions may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that J. Alexander’s files from time to time with the Commission, including the annual report on Form 10-K for the fiscal year ended January 1, 2012 and quarterly and current reports on Form 10-Q and Form 8-K. These forward-looking statements reflect J. Alexander’s expectations as of the date of this Schedule 14D-9. J. Alexander’s disclaims any intent or obligation to update these forward-looking statements for any reason, even if new information becomes available or other events occur in the future, except as may be required by law.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated August 6, 2012*†

(a)(2)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)*†

(a)(3)	Notice of Guaranteed Delivery*†

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†

(a)(5)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†

(a)(6)	Form of Summary Advertisement as published on August 6, 2012 in The Wall Street Journal*

(a)(7)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex I hereto) †

(a)(8)	Opinion of Cary Street Partners LLC to the Board of Directors of J. Alexander’s dated July 29, 2012 (included as Annex II hereto)†

(e)(1)	Amended and Restated Agreement and Plan of Merger, dated as of July 30, 2012, among Fidelity National Financial, Inc., New Athena Merger Sub, Inc., Fidelity Newport Holdings, LLC, American Blue Ribbon Holdings, Inc., Athena Merger Sub, Inc., and J. Alexander’s Corporation (incorporated by reference to Exhibit 2.1 to J. Alexander’s Current Report on Form 8-K filed with the Commission on August 2, 2012)

(e)(2)	Confidentiality Agreement, dated March 18, 2012, between J. Alexander’s Corporation, Fidelity National Financial, Inc. and Fidelity Newport Holdings, LLC*

(e)(3)	Confidentiality Agreement, dated April 9, 2012, by and between American Blue Ribbon Holdings, LLC and J. Alexander’s Corporation*

(e)(4)	Employment Agreement with Lonnie J. Stout II, dated December 26, 2008 (Exhibit 10.1 of the J. Alexander’s Current Report on Form 8-K filed January 2, 2009 (File No. 1-8766), is incorporated herein by reference)

(e)(5)	Employment Agreement with R. Gregory Lewis, dated December 26, 2008 (Exhibit 10.2 of the J. Alexander’s Current Report on Form 8-K filed January 2, 2009 (File No. 1-8766), is incorporated herein by reference)

(e)(6)	Employment Agreement with J. Michael Moore, dated December 26, 2008 (Exhibit 10.3 of the J. Alexander’s Current Report on Form 8-K filed January 2, 2009 (File No. 1-8766), is incorporated herein by reference)

(e)(7)	Employment Agreement with Mark A. Parkey, dated December 26, 2008 (Exhibit 10.4 of the J. Alexander’s Current Report on Form 8-K filed January 2, 2009 (File No. 1-8766), is incorporated herein by reference)

(e)(8)	Amended and Restated Salary Continuation Agreement with Lonnie J. Stout II, dated December 26, 2008 (Exhibit 10.5 of the J. Alexander’s Current Report on Form 8-K filed January 2, 2009 (File No. 1-8766), is incorporated herein by reference)

(e)(9)	Amended and Restated Salary Continuation Agreement with R. Gregory Lewis, dated December 26, 2008 (Exhibit 10.6 of the J. Alexander’s Current Report on Form 8-K filed January 2, 2009 (File No. 1-8766), is incorporated herein by reference)

(e)(10)	Amended and Restated Salary Continuation Agreement with J. Michael Moore, dated December 26, 2008 (Exhibit 10.7 of the J. Alexander’s Current Report on Form 8-K filed January 2, 2009 (File No. 1-8766), is incorporated herein by reference)

(e)(11)	Amended and Restated Salary Continuation Agreement with Mark A. Parkey, dated December 26, 2008 (Exhibit 10.8 of the J. Alexander’s Current Report on Form 8-K filed January 2, 2009 (File No. 1-8766), is incorporated herein by reference)

(e)(12)	Severance Benefits Agreement, dated September 13, 1989, between J. Alexander’s Corporation and Lonnie J. Stout, II, as amended (Exhibit 10(a) of J. Alexander’s Quarterly Report on Form 10-Q filed May 16, 2012 (File No. 1-8766) (restated for SEC filing purposes only), is incorporated herein by reference)

(e)(13)	Severance Benefits Agreement, dated September 13, 1989, between J. Alexander’s Corporation and R. Gregory Lewis, as amended (Exhibit 10(b) of J. Alexander’s Quarterly Report on Form 10-Q filed May 16, 2012 (File No. 1-8766) (restated for SEC filing purposes only), is incorporated herein by reference)

(e)(14)	J. Alexander’s Corporation Amended and Restated 2004 Equity Incentive Plan (Exhibit A of J. Alexander’s Proxy Statement on Schedule 14A for 2007 Annual Meeting of Shareholders, filed April 17, 2007 (File No. 1-8766), is incorporated herein by reference)

(e)(15)	Charter (Exhibit 3(a) of J. Alexander’s Quarterly Report on Form 10-Q filed May 16, 2012 (File No. 1-8766) (restated for SEC filing purposes only), is incorporated herein by reference)

(e)(16)	Amended and Restated Bylaws (Exhibit 3.1 of J. Alexander’s Current Report on Form 8-K filed June 28, 2012 (File No. 1-8766), is incorporated herein by reference)

(e)(17)	Omnibus Termination and Release Agreement, dated as of July 30, 2012, by and among Fidelity National Financial, Inc., Fidelity National Special Opportunities, Inc., Newport Global Opportunities Fund, LP, American Blue Ribbons Holdings, Inc., Fidelity Newport Holdings, LLC and J. Alexander’s Corporation (Exhibit 10.1 of J. Alexander’s Current Report on Form 8-K filed August 2, 2012 (File No. 1-8766), is incorporated herein by reference)

(e)(18)	Letter Agreement, dated as of July 30, 2012, by and among J. Alexander’s Corporation, Fidelity National Financial, Inc., Fidelity Newport Holdings, LLC, American Blue Ribbon Holdings, Inc. and Lonnie J. Stout II (Exhibit 10.2 of J. Alexander’s Current Report on Form 8-K filed August 2, 2012 (File No. 1-8766), is incorporated herein by reference)

(e)(19)	Letter Agreement, dated as of July 30, 2012, by and among J. Alexander’s Corporation, Fidelity National Financial, Inc., Fidelity Newport Holdings, LLC, American Blue Ribbon Holdings, Inc. and R. Gregory Lewis (Exhibit 10.3 of J. Alexander’s Current Report on Form 8-K filed August 2, 2012 (File No. 1-8766), is incorporated herein by reference)

(e)(20)	Letter Agreement, dated as of July 30, 2012, by and among J. Alexander’s Corporation, Fidelity National Financial, Inc., Fidelity Newport Holdings, LLC, American Blue Ribbon Holdings, Inc. and J. Michael Moore (Exhibit 10.4 of J. Alexander’s Current Report on Form 8-K filed August 2, 2012 (File No. 1-8766), is incorporated herein by reference)

(e)(21)	Letter Agreement, dated as of July 30, 2012, by and among J. Alexander’s Corporation, Fidelity National Financial, Inc., Fidelity Newport Holdings, LLC, American Blue Ribbon Holdings, Inc. and Mark A. Parkey (Exhibit 10.5 of J. Alexander’s Current Report on Form 8-K filed August 2, 2012 (File No. 1-8766), is incorporated herein by reference)

*	Incorporated by reference to the Schedule TO filed by Merger Sub and Parent on August 6, 2012.
†	Included in materials mailed to shareholders of J. Alexander’s.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J. Alexander’s Corporation

By:	/s/ R. Gregory Lewis
Name:	R. Gregory Lewis
Title:	Chief Financial Officer, Vice President of Finance and Secretary

Dated: August 6, 2012

ANNEX I

J. ALEXANDER’S CORPORATION

3401 West End Avenue, Suite 260

P.O. Box 24300

Nashville, Tennessee 37202

(615) 269-1900

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14(f)-1 THEREUNDER

We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy.

This Information Statement (this “Information Statement”) is being mailed on or about August 6, 2012 in connection with the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) of J. Alexander’s Corporation, a Tennessee corporation (“J. Alexander’s,” the “Company,” “we” or “our”), with respect to the cash tender offer by New Athena Merger Sub Inc. (“Merger Sub”), a Tennessee corporation and an indirect, wholly owned subsidiary of Fidelity National Financial, Inc., a Delaware corporation (“Parent”), to the holders of record of shares of common stock, par value $.05 per share, of the Company (the “Common Stock” or “Shares”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent without a meeting of the Company’s shareholders to a majority of the seats on the board of directors of the Company (the “Company’s Board of Directors” or the “Board of Directors”). Such designation would be made pursuant to Section 1.4 of the Amended and Restated Agreement and Plan of Merger, dated July 30, 2012 (the “Merger Agreement”), by and among Parent, Merger Sub, certain affiliates of Parent and Merger Sub named therein, and the Company, which provides, among other things, that following the consummation of the Offer (as defined and described below) and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with applicable legal requirements, Merger Sub will merge with and into the Company (the “Merger”). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which Schedule 14D-9 was filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 6, 2012.

Pursuant to the Merger Agreement, Merger Sub commenced a cash tender offer on August 6, 2012, to purchase all of the outstanding shares of Common Stock at a price per share of $13.00, net to the seller in cash, without interest and subject to any tax withholding, upon the terms and conditions set forth in the Offer to Purchase, dated August 6, 2012 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively, constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 5:00 p.m., New York City time, on Wednesday, September 5, 2012, at which time, if all conditions to the Offer have been satisfied or waived, Merger Sub will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company’s shareholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Merger Sub and Parent with the Commission on August 6, 2012.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the possible appointment of Parent’s designees to the Company’s Board of Directors.

You are urged to read this Information Statement carefully and in its entirety. We are not, however, soliciting your proxy, and you are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated herein by reference) concerning Parent, Merger Sub and Parent’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information. Additional information regarding J. Alexander’s can be found on J. Alexander’s website at www.jalexanders.com. The website and the information on or connected to the website are not part of this Information Statement, are not incorporated herein by reference and should not be considered part of this Information Statement.

RIGHT TO DESIGNATE DIRECTORS

The Merger Agreement provides that Parent shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company’s Board of Directors (with the total number of directors comprising the Company’s Board of Directors determined by Parent, in its sole discretion, but subject to the limitations described in the next paragraph) as would give Parent representation on the Company’s Board of Directors equal to the percentage of the total number of outstanding shares of Common Stock beneficially owned, directly or indirectly, by Parent. Upon request from Parent, the Company has agreed to take all actions as are necessary to enable Parent’s designees to be elected or appointed to the Company’s Board of Directors, including by (i) promptly filling vacancies or newly created directorships on the Company’s Board of Directors, promptly (ii) increasing the size of the Company’s Board of Directors (including by amending the bylaws of the Company if necessary to increase the size of the Company’s Board of Directors) and/or (iii) promptly securing the resignations of such number of its incumbent directors as is necessary to provide Parent with such level of representation, and shall cause Parent’s designees to be so elected or appointed at such time. Upon and after the time Merger Sub accepts for payment any Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”), to the extent requested by Parent, the Company must also cause the directors elected or designated by Parent to the Company’s Board of Directors to serve on and constitute the same percentage as such individuals represent of the entire Board of Directors (but not less than a majority) (rounded up to the next whole number) of: (i) each committee of the Company’s Board of Directors and (ii) each board of directors (or similar body) and each committee thereof (or similar body) of each subsidiary of the Company, in each case to the extent permitted by applicable law and the rules of The NASDAQ Global Stock Market (“NASDAQ”).

The Merger Agreement also provides that, after Parent’s designees are appointed or elected to, and constitute a majority of, the Board of Directors as discussed above, and prior to the Effective Time, the Company will cause the Board of Directors to maintain at least three directors who are members of the Board of Directors on the date of the Merger Agreement, each of whom shall be an “independent director” as defined by Rule 5605(a)(2) of the NASDAQ Marketplace Rules and eligible to serve on the Company’s Audit Committee under the Exchange Act and NASDAQ Marketplace Rules, and at least one of whom shall be an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K and the instructions thereto (the “Continuing Directors”). If the number of Continuing Directors is reduced below three for any reason, the remaining Continuing Directors shall be entitled to elect or designate a person meeting the foregoing criteria to fill such vacancy who shall be deemed to be a Continuing Director for purposes of the Merger Agreement or, if no Continuing Directors then remain, the other directors shall designate three persons meeting the foregoing criteria to fill such vacancies, and such persons shall be deemed to be Continuing Directors for purposes of the Merger Agreement.

In the event that Parent’s designees are elected or appointed to the Company’s Board of Directors prior to the Effective Time as described above, the approval of a majority of such Continuing Directors (or the sole Continuing Director if there is only one Continuing Director) will be required in order to (i) amend, modify or terminate the Merger Agreement, or agree or consent to any amendment, modification or termination of the Merger Agreement, in any case on behalf of the Company, (ii) extend the time for performance of, or waive, any of the obligations or other acts of Parent or Merger Sub under the Merger Agreement, (iii) waive or exercise any of the Company’s rights under the Merger Agreement, (iv) waive any condition to the Company’s obligations under the Merger Agreement, (v) amend the Company’s charter or bylaws, (vi) authorize any agreement between the Company or any of the subsidiaries of the Company, on the one hand, and Parent, Merger Sub, or any of their affiliates, on the other hand, or (vii) make any other determination with respect to any action to be taken or not to be taken by or on behalf of the Company relating to the Merger Agreement or the transactions contemplated thereby.

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PARENT DESIGNEES

Parent has informed the Company that it will choose its designees to the Board of Directors from the persons listed in Schedule I to the Offer to Purchase (the “Potential Designees”), a copy of which is being mailed to shareholders of J. Alexander’s. The information with respect to the Potential Designees is incorporated herein by reference. Merger Sub has informed the Company that each of the Potential Designees has consented to act as a director of the Company, if so designated.

Parent and Merger Sub have informed the Company that none of the Potential Designees (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the knowledge of Merger Sub and Parent, none of the Potential Designees beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Commission.

Parent and Merger Sub have informed the Company that, to their knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that the Potential Designees may assume office at any time following the Acceptance Time, which cannot be earlier than 5:00 p.m., New York City time, on Wednesday, September 5, 2012. It is currently anticipated that E. Townes Duncan, Brenda B. Rector and Joseph N. Steakley will serve as the Continuing Directors.

CERTAIN INFORMATION CONCERNING J. ALEXANDER’S CORPORATION

The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, par value $.05 per share (including the associated preferred stock purchase rights), and 1,000,000 shares of Preferred Stock. As of the close of business on July 31, 2012 there were 5,999,735 shares of Common Stock outstanding. No shares of Preferred Stock were outstanding as of that date. The Common Stock is the only class of securities of the Company outstanding that is entitled to vote at a meeting of shareholders of the Company. Each share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company’s shareholders.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT

The following table sets forth, as of July 31, 2012, certain information with respect to those persons known to the Company to be the beneficial owners (as defined by certain rules of the Commission) of more than five percent of the Common Stock, the Company’s only voting security, and with respect to the beneficial ownership of the Common Stock by all directors, each of the executive officers named in the Summary Compensation Table, and all executive officers and directors of the Company as a group (7 persons). Except as otherwise specified, the shares indicated are presently outstanding. Unless otherwise indicated, the address of each beneficial owner in the table below is: 3401 West End Avenue, Suite 260, Nashville, Tennessee 37203.

Name and Address of Beneficial Owner	Amount of Common Stock Beneficially Owned		Percentage of Outstanding Common Stock(1)
Rutabaga Capital Management 64 Broad Street, 3rd Floor Boston, MA 02109	605,928	(2)	10.1%
Privet Fund LP 3280 Peachtree Road, Suite 2670 Atlanta, GA 30305	603,985	(3)	10.1%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	507,065	(4)	8.5%
Rahul Pagidipati 2955 SE 3rd Court Ocala, FL 34471	417,234	(5)	7.0%
Lonnie J. Stout II****	416,756	(6)	6.7%
E. Townes Duncan**	199,214	(7)	3.3%
R. Gregory Lewis***	147,354	(8)	2.4%
J. Michael Moore***	65,109	(9)	1.1%
Brenda B. Rector**	18,000	(10)	*
Joseph N. Steakley**	18,000	(11)	*
All directors and executive officers as a group (7 persons)	927,169	(12)	14.3%

*	Less than one percent.
**	Director.
***	Named Officer.
****	Director and Named Officer.
(1)	Pursuant to the rules of the Commission, shares of Common Stock subject to options held by directors and executive officers of the Company which are exercisable within 60 days of July 31, 2012, are deemed outstanding for the purpose of computing such director’s or executive officer’s percentage ownership and the percentage ownership of all directors and executive officers as a group, but are not deemed outstanding for the purpose of computing the percentage ownership of the other persons shown in the table. Unless otherwise indicated, each individual has sole voting and dispositive power with respect to all shares shown.
(2)	Rutabaga Capital Management (“Rutabaga”) is a registered investment adviser. Rutabaga has sole voting power with respect to 514,528 shares and sole dispositive power with respect to 605,928 shares. Information is based solely on the Form 13F filed with the Commission by Rutabaga on May 8, 2012.
(3)

Privet Fund LP, a Delaware limited partnership, is the beneficial owner of 603,985 shares, together with a reporting group that includes the following persons and entities: Privet Fund Management LLC, a Delaware limited liability company, Ryan Levenson, Ben Rosenzweig and Todd Diener. Ryan Levenson is the sole managing member of Privet Fund Management LLC, which is the Managing Partner of Privet

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Fund LP. Privet Fund Management LLC shares voting and dispositive power with respect to 600,956 shares beneficially owned. Privet Fund LP shares voting and dispositive power with respect to 562,599 shares beneficially owned. Ryan Levenson shares voting and dispositive power with respect to 600,956 shares beneficially owned. Ben Rosenzweig has sole voting and dispositive power with respect to 3,029 shares beneficially owned. Todd Diener is also identified as a member of the reporting group referred to in this footnote, but Mr. Diener disclaims beneficial ownership of any shares of the Company’s Common Stock. Information based solely on the Schedule 13D originally filed on November 3, 2011, and as subsequently amended on December 23, 2011, February 3, 2012, March 7, 2012, May 3, 2012, May 15, 2012, May 22, 2012 and July 5, 2012.
(4)	Dimensional Fund Advisors LP, a Delaware limited partnership (“DFA”), is a registered investment adviser. DFA has sole voting power with respect to 503,708 shares and has shared dispositive power with respect to all 507,065 shares beneficially owned. Information is based solely on the Form 13F filed with the Commission by DFA on May 7, 2012.
(5)	Mr. Pagidipati has sole voting and dispositive power with respect to 21,625 shares, and shares voting and dispositive power with the following parties: FIPA, LLC, a Florida limited liability company, with respect to 120,000 shares and Pagidipati Family Limited Partnership, a Florida limited partnership, with respect to 270,188 shares. Drs. Devaiah and Rudrama Pagidipati as joint tenants have sole voting and dispositive power with respect to 5,421 shares, and share voting with the following parties: FIPA, LLC, with respect to 120,000 shares and Pagidipati Family Limited Partnership, with respect to 270,188 shares. Information based solely upon the Schedule 13G filed with the Commission by such parties June 17, 2011.
(6)	Includes 233,750 shares issuable upon exercise of certain options held by Mr. Stout and 10,792 Employee Stock Ownership Plan (“ESOP”) shares allocated to Mr. Stout and held by the J. Alexander’s Corporation Employee Stock Ownership Trust (the “Trust”), as to which Mr. Stout has sole voting power and shared dispositive power.
(7)	Includes 6,208 shares held directly by Mr. Duncan, 9,000 shares issuable upon exercise of certain options held by Mr. Duncan, and 184,006 shares held indirectly. Mr. Duncan shares voting and dispositive power with respect to the 184,006 shares held indirectly by him, which includes 240 shares held by Mr. Duncan’s wife, 4,560 shares that are held in trusts of which Mr. Duncan’s wife is trustee, 2,160 shares owned by Mr. Duncan’s mother, and 177,046 shares that are beneficially owned as of the July 31, 2012 by Solidus Company, L.P. (“Solidus”). Mr. Duncan is the Chief Executive Officer of Solidus General Partner, LLC, which is the general partner of Solidus.
(8)	Includes 80,000 shares issuable upon exercise of certain options held by Mr. Lewis and 8,629 ESOP shares allocated to Mr. Lewis and held by the Trust, as to which Mr. Lewis has sole voting power and shared dispositive power. Also includes 355 shares held indirectly by Mr. Lewis, which are owned by Mr. Lewis’s mother.
(9)	Includes 58,750 shares issuable upon the exercise of certain options held by Mr. Moore and 5,885 ESOP shares allocated to Mr. Moore and held by the Trust, as to which Mr. Moore has sole voting power and shared dispositive power.
(10)	Includes 17,000 shares issuable upon exercise of certain options held by Ms. Rector.
(11)	Includes 17,000 shares issuable upon exercise of certain options held by Mr. Steakley.
(12)	Includes 474,250 shares issuable upon exercise of certain options held by the directors and executive officers and 29,276 ESOP shares allocated to the executive officers and held by the Trust, as to which such officers have sole voting power and shared dispositive power.

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CURRENT DIRECTORS

The following is a brief summary of the business experience, skills and qualifications of each of the current directors of the Company.

Name and Age	Background Information
E. Townes Duncan, 58	Mr. Duncan has been a director of the Company since May 1989. Mr. Duncan is the Chief Executive Officer of Solidus General Partner, LLC, the general partner of Solidus, a private investment firm, a position he has held since 2007, where he oversees early-stage and high-growth venture capital investments as well as the management and development of those companies. Mr. Duncan has been associated with Solidus or its predecessor since January 1997. Mr. Duncan served as a director of Bright Horizons Family Solutions, Inc., a publicly held childcare services company, from 1998 until 2008. He is a graduate of Washington & Lee University School of Law and received his undergraduate degree from Vanderbilt University.

Brenda B. Rector, 64	Ms. Rector has been a director since May 2004. From October 1996 until March 2004, Ms. Rector was the Vice President, Controller and Chief Accounting Officer of Province Healthcare Company, an owner and operator of acute care hospitals in non-urban markets. Prior to her employment with Province Healthcare Company, Ms. Rector was a partner of Ernst & Young where she served a variety of clients, both publicly and privately held, including companies in the restaurant and financial services industries. Ms. Rector has over 35 years of experience practicing as a certified public accountant working with and for public companies. She received her B.S. in accounting from Tennessee Technological University.

Joseph N. Steakley, 58	Mr. Steakley has been a director since May 2004. He currently serves as Senior Vice President – Internal Audit of HCA Holdings, Inc. (“HCA”), a publicly held owner and operator of hospitals, a position he has held since July 1999. From November 1997 to July 1999, Mr. Steakley was Vice President – Internal Audit for HCA. Prior to his employment with HCA, Mr. Steakley served as a partner of Ernst & Young. Mr. Steakley has over 36 years of experience practicing as a certified public accountant and auditor working with and for public companies, including restaurant industry clients. He received his B.B.A. in accounting from Middle Tennessee State University.

Lonnie J. Stout II, 65	Mr. Stout has been a director and President and Chief Executive Officer of the Company since May 1986. Since July 1990, Mr. Stout has also served as Chairman of the Company. From 1982 to May 1984, Mr. Stout was a director of the Company, and he served as Executive Vice President and Chief Financial Officer of the Company from October 1981 to May 1984. He is a certified public accountant, inactive, and a graduate of Tennessee Technological University. Mr. Stout has over 30 years of experience in the hospitality, food services and restaurant business.

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EXECUTIVE OFFICERS

The following list includes names and ages of all of the executive officers of the Company, indicating all positions and offices with the Company held by each such person and each such person’s principal occupations or employment during the past five years. All such persons have been appointed to serve until the next annual appointment of officers and until their successors are appointed, or until their earlier resignation or removal.

Name and Age	Background Information
R. Gregory Lewis, 60	Chief Financial Officer since July 1986; Vice-President of Finance and Secretary since August 1984.

J. Michael Moore, 52	Vice-President of Human Resources and Administration since November 1997; Director of Human Resources and Administration from August 1996 to November 1997; Director of Operations, J. Alexander’s Restaurants, Inc. from March 1993 to April 1996.

Mark A. Parkey, 49	Vice-President since May 1999; Controller since May 1997; Director of Finance from January 1993 to May 1997.

Lonnie J. Stout II, 65	Chairman since July 1990; Director, President and Chief Executive Officer since May 1986.

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CORPORATE GOVERNANCE

General

The Company believes that good corporate governance is important to ensure that J. Alexander’s Corporation is managed for the long-term benefit of its shareholders. The Company regularly reviews its corporate governance policies and practices and compares them to those suggested by various authorities on corporate governance and the practices of other public companies. The Company also continues to review the provisions of the Sarbanes-Oxley Act of 2002, the new and proposed rules of the Commission and the applicable listing standards of NASDAQ.

Board of Directors

The Company is managed under the direction of the Board of Directors, which oversees and delegates the conduct of the business to the Company’s executive officers and senior management. The Board of Directors held five meetings in 2011. Each of the incumbent directors of the Company attended at least 75% of the aggregate of (i) the total number of meetings held during 2011 by the Board of Directors while he or she was a director and (ii) the total number of meetings held during 2011 by all committees of the Board while he or she was a member of such committees.

The Board of Directors presently includes three standing committees: the Audit Committee, the Compensation/Stock Option Committee and the Nominating Committee. The Audit Committee operates under a written Audit Committee Charter which can be accessed on the Company’s website at investor.jalexanders.com, under the corporate governance section. The Nominating Committee, which was formed in 2012, and the Compensation/Stock Option Committee do not operate under written charters.

Director Independence

The Board of Directors has determined that each of the following directors and nominees is an “independent director” within the meaning of the NASDAQ listing standards, and that such persons do not otherwise have any relationship that, in the opinion of the Board of Directors, interferes with the exercise of such person’s independent judgment in carrying out the responsibilities of a director:

E. Townes Duncan

Brenda B. Rector

Joseph N. Steakley

Mr. J. Bradbury Reed was also a member of the Board of Directors during fiscal 2011 and qualified as an “independent director.” Mr. Reed retired from the Board of Directors, effective upon the expiration of his term of office on May 24, 2011.

Board Leadership Structure and Role in Risk Oversight

Since 1990, Mr. Stout has served as the Company’s Chairman, President and Chief Executive Officer. In that role, he is responsible for Board agendas and presides at Board and shareholder meetings. Mr. Stout also serves as the Company’s most senior executive officer and is responsible for the leadership and oversight of the Company’s executive management team. The Company believes this structure benefits the Company by providing unified leadership for the Company’s management and is appropriate for the Company’s size and scope of operations.

The Board of Directors as a whole has responsibility for risk oversight, including strategic, financial and operational risks, major litigation and regulatory exposures, and other material risks to the Company. Each of the Board Committees is responsible for the oversight of respective areas of responsibility and report on their

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deliberations to the Board. Under the direction of the Board and its Committees, management personnel participate in a reporting process that is designed to provide both visibility and transparency to the Board about the identification, assessment and management of critical risks and management’s risk mitigation strategies. These areas of focus include competitive, economic, operational, financial (accounting, credit, liquidity, and tax), legal, compliance, political and reputational risks.

The independent directors meet regularly in executive session at the conclusion of Board meetings to review and discuss the Company’s management, operations, financial performance and material risks to the Company. The independent directors rotate the responsibility of presiding in these executive sessions.

Board Member Attendance at Annual Meeting

The Company strongly encourages each member of the Board of Directors to attend the Annual Meeting of Shareholders. All of the Company’s directors attended the 2011 Annual Meeting of Shareholders.

Board Committee Composition and Committee Functions

Committee/Current Members	Committee Functions
Audit Committee Current Members Mr. Steakley (Chair) Ms. Rector Mr. Duncan Number of Meetings held in 2011: Eight

•    Oversees the financial reporting process of the Company.

•    Oversees the audits of the financial statements of the Company.

•    Responsible for the oversight of risks and exposures associated with financial matters, including financial reporting, tax, accounting, disclosure, internal control over financial reporting, financial policies, investment guidelines, risk management and credit and liquidity matters.

•    Reviews reports from management regarding the evaluation of the effectiveness of the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting.

•    Has the sole authority to select, evaluate, replace and oversee the Company’s independent registered public accounting firm.

•    Has the sole authority to approve non-audit and audit services to be performed by the independent registered public accounting firm.

•    Reviews and discusses with management and the independent registered public accounting firm the annual audited and quarterly un-audited financial statements and the Company’s disclosures provided on Form 10-Q and Form 10-K.

•    Monitors the independence and performance of the independent registered public accounting firm.

•    Provides an avenue of communications among the independent registered public accounting firm, management and the Board of Directors.

•    Has the specific responsibilities and authority necessary to comply with the NASDAQ listing standards applicable to audit committees.

•    Is comprised solely of independent directors under the NASDAQ standards of independence.

•    Has two members (Mr. Steakley and Ms. Rector) each of whom is qualified as an “audit committee financial expert” within the meaning of Commission regulations and is “financially sophisticated” within the meaning of the NASDAQ listing standards.

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Compensation/Stock Option Committee Current Members: Ms. Rector (Chair) Mr. Duncan Mr. Steakley Number of Meetings held in 2011: Three

•   Reviews the performance of Company officers and establishes overall executive compensation policies and programs.

•   Reviews and approves compensation elements such as base salary, bonus awards, stock option grants and other forms of annual and long-term incentives for Company officers (no member of the committee may be a member of management or eligible for compensation other than as a director).

•   Reviews Board compensation.

•   Responsible for oversight of risks and exposures associated with leadership assessment, management succession planning, and executive compensation programs and arrangements, including incentive plans.

•   Is comprised solely of independent directors under the NASDAQ standards of independence.

Nominating Committee Current Members: Mr. Duncan (Chair) Ms. Rector Mr. Steakley Number of Meetings held in 2011: None; Committee formed in 2012

•   Develops and recommends criteria for the selection of director nominees.

•   Identifies and evaluates qualified candidates to serve on the Board of Directors in light of the Company’s nomination criteria as well as the applicable standards for independence required by the NASDAQ listing requirements and other applicable state and federal laws.

•   Considers director nominees recommended by shareholders in accordance with the advance notice provisions in the Company’s Bylaws.

•   Reviews and recommends candidates for service on committees of the Board of Directors.

•   Is comprised solely of independent directors under the NASDAQ standards of independence.

Nominating and Corporate Governance Matters

The Nominating Committee participates in the nomination process as described below. It does not operate pursuant to a written charter.

Candidates for nomination to the Board of Directors, including those suggested by shareholders in compliance with the Company’s charter, bylaws and applicable law, will be submitted to the Nominating Committee with as much biographical information as is available and with a brief statement of the candidates’ qualifications for Board membership.

While the Nominating Committee may consider whatever factors it deems appropriate in its assessment of a candidate for Board membership, including independence, diversity, age, skills, experience and industry backgrounds, candidates nominated to serve as directors will, at a minimum, in the judgment of the Nominating Committee:

•

be able to represent the interests of the Company and all of its shareholders and not be disposed by affiliation or interest to favor any individual, group or class of shareholders or other constituency;

•	possess relevant background, skills and abilities, and characteristics that fulfill the needs of the Board at that time;

•

possess the background and demonstrated ability to contribute to the Board’s performance of its collective responsibilities, through senior executive management experience, relevant professional or academic distinction, and/or a record of relevant civic and community leadership;

•	contribute important opinions and perspectives to Board deliberations as a result of diverse professional experience and personal background;

•	have the highest ethical character and share the core values of the Company as reflected in the Company’s Code of Business Conduct and Ethics;

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•	have a reputation, both personal and professional, consistent with the image and reputation of the Company;

•	have relevant expertise and experience, and be able to offer advice and guidance to the chief executive officer based on that expertise and experience; and

•	have the ability and the willingness to devote the necessary time and energy to exercise sound business judgment.

The Nominating Committee will preliminarily assess each candidate’s qualifications and suitability. If it is the consensus of the Nominating Committee that a candidate is likely to meet the criteria for Board membership, the Nominating Committee will advise the candidate of the Nominating Committee’s preliminary interest and, if the candidate expresses sufficient interest, will arrange interviews of the candidate with one or more members of the Nominating Committee and request such additional information from the candidate as the Nominating Committee deems appropriate. The Nominating Committee will consider the candidate’s qualifications, the assessment of the individual’s background, skills and abilities, and whether such characteristics fulfill the needs of the Board at that time, and will confer and reach a collective assessment as to the qualifications and suitability of the candidate for Board membership.

If the Nominating Committee determines that the candidate is suitable and meets the criteria for Board membership, the candidate will be invited to meet with senior management of the Company, both to allow the candidate to obtain further information about the Company and to give management a basis for input to the Nominating Committee regarding the candidate. On the basis of its assessment, and taking into consideration input from senior management, the Nominating Committee will formally consider whether to recommend the candidate’s nomination for election to the Board of Directors. Approval by a majority of the Nominating Committee will be required to recommend the candidate’s nomination.

The Nominating Committee will consider nominees to the Board of Directors submitted by shareholders if shareholders comply with the Company’s advance notice requirements. Pursuant to the advance notice provisions of the Company’s Bylaws, the notice must be delivered to the Secretary of the Company and such notice must provide, with respect to each nominee, all information that would be required to be disclosed in solicitations of proxies for the election of such nominees pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and certain other information, including the name and address of the shareholder proposing the nomination, the name and address of any beneficial owners of the shares owned by record of the proposing shareholder, the class and number of shares owned of record by the proposing shareholder, the number of shares, if any, beneficially owned by any beneficial owners of the shares of which the proposing shareholder owns of record, and whether the proposing shareholder or any beneficial owner plans to deliver a proxy statement and form of proxy to holders of a sufficient number of the holders of the Company’s voting shares to elect such nominee or nominees. Nominees submitted by shareholders in accordance with the advance notice requirements will be evaluated using the same criteria discussed above in this section.

Compensation/Stock Option Committee Matters

The Compensation/Stock Option Committee acts on behalf of the Board of Directors to establish the compensation of executive officers of the Company and provides oversight of the Company’s compensation philosophy. It does not operate pursuant to a written charter. The Compensation/Stock Option Committee also acts as the oversight committee with respect to the Company’s deferred compensation, stock and bonus plans covering executive officers and other senior management. In overseeing those plans, the Compensation/Stock Option Committee has the sole authority for administration and interpretation of the plans. The Compensation/Stock Option Committee has the authority to engage outside advisors to assist the Compensation/Stock Option Committee in the performance of its duties; however, the Compensation/Stock Option Committee may not delegate its authority to others.

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The Committee is composed solely of non-employee directors of the Company. All compensation awards made by the Committee are approved by directors who are (i) independent as defined under the NASDAQ listing standards, (ii) non-employee directors for purposes of Section 16b-3 of the Securities Exchange Act of 1934, as amended, and (iii) outside directors for purposes of Section 162(m) of the Internal Revenue Code. The Committee has been given the responsibility to assist the Board of Directors in the discharge of its fiduciary duties with respect to the compensation of the executives and other employees of the Company, including the Named Officers (defined herein), and the Company’s retirement and other benefit plans. As part of the Committee’s duties, the Committee, among other things, periodically reviews the Company’s philosophy regarding executive compensation and assesses the three main elements of the Company’s compensation. The Committee reports to the Board of Directors on its activities.

Generally, the Committee reviews the performance and compensation of the Chief Executive Officer and, following discussions with him and other advisors, if appropriate, establishes his compensation level. For the remaining Named Officers (defined herein), the Chief Executive Officer makes recommendations for salary and bonus levels to the Committee that are generally approved. With respect to equity compensation awards, the Committee typically grants options based upon the initial recommendation of the Chief Executive Officer, and with additional or different terms deemed appropriate by the Committee.

The Committee generally considers making equity awards periodically after the Committee has had an opportunity to review the Company’s financial results for the prior fiscal year and consider the Company’s expectations and projections for the current fiscal year. In some years, the Committee has granted awards at other times or has determined not to grant any awards to some executives, based on its conclusion that the awards then currently outstanding would serve to properly incentivize the executive officers.

The Board of Directors sets non-management directors’ compensation at the recommendation of the Compensation/Stock Option Committee. See “Director Compensation.”

Audit Committee Matters

The Audit Committee of the Board of Directors is comprised of three non-employee directors and operates under a written charter. The Restated Audit Committee Charter is posted on the Company’s website at www.jalexanders.com. The Audit Committee is comprised of Joseph N. Steakley (Chairman), Brenda B. Rector and E. Townes Duncan, each of whom is independent under applicable NASDAQ listing standards and Securities and Exchange Commission regulations. The Board of Directors has determined that each of Joseph N. Steakley and Brenda B. Rector is an “audit committee financial expert” as defined by the Securities and Exchange Commission, and that each of them meet the standards for independence for Audit Committee members under NASDAQ Rule 5605(c). During 2011, the Audit Committee met eight times.

Code of Business Conduct and Ethics

The Company’s Board of Directors has adopted a Code of Business Conduct and Ethics applicable to the members of its Board of Directors and officers, including the Chief Executive Officer, Chief Financial Officer and the Company’s principal accounting officer. The Company’s Code of Business Conduct and Ethics is posted on its website at www.jalexanders.com, or a copy can be requested by writing to the following address: J. Alexander’s Corporation, 3401 West End Avenue, Suite 260, P.O. Box 24300, Nashville Tennessee 37202. The Company will make any legally required disclosures regarding amendments to, or waivers of, provisions of the Code of Business Conduct and Ethics on its website.

Communications with Members of the Board

Shareholders interested in communicating directly with members of the Company’s Board of Directors may do so by writing to Board of Directors, c/o Corporate Secretary, J. Alexander’s Corporation, 3401 West End Avenue, Suite 260, P.O. Box 24300, Nashville, Tennessee 37202.

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EXECUTIVE COMPENSATION

As a smaller reporting company, as defined by Item 10(f) of Regulation S-K, the Company has elected to furnish the scaled compensation-related disclosure, as permitted by the Commission, rather than a more detailed Compensation Discussion and Analysis and related disclosures made by other reporting companies.

SUMMARY COMPENSATION TABLE – FISCAL YEARS 2010-2011

The following table sets forth certain summary information for the year indicated with respect to the compensation awarded to, earned by, or paid to the Company’s Chief Executive Officer and the two next most highly compensated executive officers of the Company (collectively, the “Named Officers”).

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Option Awards ($)(2)	All Other Compensation ($)(3)(4)	Total ($)
Lonnie J. Stout II	2011	407,918	—	250,000	363,624	1,021,542
Chairman, President, Chief Executive Officer and Director	2010	394,058	—	—	326,679	720,737
R. Gregory Lewis	2011	212,750	—	87,500	240,686	540,936
Vice President, Chief Financial Officer and Secretary	2010	205,500	36,000	—	158,132	399,632
J. Michael Moore	2011	167,850	—	37,500	69,588	274,938
Vice President, Human Resources and Administration	2010	162,325	24,000	—	55,818	242,143

(1)	Amounts shown are not reduced to reflect the Named Officers’ contributions to the Company’s 401(k) and deferred compensation plans. Amounts shown are amounts actually earned by the Named Officer during the year.
(2)	Represents the aggregate grant date fair value of the stock option award granted to the Named Officer determined in accordance with ASC Topic 718 “Compensation – Stock Compensation.” For additional information on the assumptions made in the valuation for the awards reflected in this column, please see Note H to the Consolidated Financial Statements for the fiscal year ended January 1, 2012 contained in the Company’s Annual Report on Form 10-K filed with the Commission on April 2, 2012.
(3)	Amounts shown reflect the value to each of the Named Officers of: the expense recognized by the Company relating to the vested benefit under their Amended and Restated Salary Continuation Agreements, contributions allocated by the Company pursuant to the Company’s 401(k) and deferred compensation plans and the Employee Stock Ownership Plan, an auto allowance, reimbursements for certain auto-related expenses, the Company’s reimbursement of employee medical insurance contributions, payments received under a supplemental medical reimbursement insurance plan, payments of supplemental disability insurance premiums, and certain other benefits that vary by the Named Officer, including group life insurance premiums, tax preparation and planning services, a health club membership stipend and the limited use of Company-owned tickets to Tennessee Titans games.
(4)	The following table details for each Named Officer the expense recognized by the Company over the last two fiscal years relating to the Named Officer’s vested Amended and Restated Salary Continuation Agreement benefits. No amounts were actually paid to the employee.

Name	Non-Cash Expense Recognized Relating to the Vested Benefit Under the Amended and Restated Salary Continuation Agreements
Lonnie J. Stout II	$337,320 (2011) $297,714 (2010)
R. Gregory Lewis	$210,546 (2011) $131,444 (2010)
J. Michael Moore	$32,029 (2011) $28,609 (2010)

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NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE

Compensation Philosophy. The Company’s executive compensation program is administered by the Compensation/Stock Option Committee (the “Committee”) and compensates management through a combination of base salary, annual incentives and long-term incentives. The goal of the executive compensation program is to attract and retain talent through a mix of short-term and long-term incentives that reward outstanding Company and individual performance and the creation of shareholder value. Base salaries are intended to provide cash compensation at a level appropriate for the Named Officer’s experience and responsibilities. The Company’s incentive compensation, which has historically taken the form of a cash incentive program and stock options, is designed to reward both short-term and long-term strategic management and align a portion of the management incentives with the long-term interests of our shareholders.

Base Salary. Base salaries are reviewed annually and may be adjusted in light of individual past performance, tenure, any change in the Named Officer’s position or responsibilities within the Company, or rates of inflation. The Committee reviews the base salary of the Chief Executive Officer and receives recommendations from the Chief Executive Officer regarding base salaries for the other Named Officers. The Named Officers received base salaries during 2011 in the amounts set forth in the Summary Compensation Table under the heading “Salary.” These base salary amounts reflect moderate increases in the base salaries of each of Messrs. Stout, Lewis and Moore from 2010 due to market increases and inflation.

Cash-Based Incentive Compensation. Part of the Company’s compensation philosophy is to incentivize its Named Officers using cash-based incentive compensation tied primarily to Company goals. The Committee approves the payment of annual cash incentive compensation, if earned, because the Company believes it rewards executives for achieving the shorter-term goals of the Company.

All Named Officers participate in the Company’s Cash Incentive Performance Program (the “CIPP”) under which they are eligible to receive a cash payment based on performance targets in accordance with the Amended and Restated 2004 Equity Incentive Plan. Performance targets are set annually by the Committee and communicated to participants. The amount of the cash payment is a percentage of the officer’s annual base salary. Each participant in the CIPP is assigned an annual award target expressed as a percentage of the participant’s base salary. This annual award target is generally determined based on his ability to influence profitability, meet the Company’s stated objectives of operational excellence and ensure the integrity of the Company’s financial statements and reputation of the Company in the business community. In addition, the Committee has the discretionary authority to modify the annual award target based on its assessment of the individual’s performance.

The CIPP is designed to provide 100% of a participant’s annual award target for achieving targeted performance, 50% of a participant’s annual award target for achieving a minimum acceptable (threshold) level of performance, and up to a maximum of 200% of a participant’s annual award target for achieving maximum performance, but subject to a maximum payment of 100% of base salary. Payouts between the threshold and maximum amounts are calculated by the Committee following its consideration of Company performance. No payments will be made for performance below the threshold level.

The Committee did not set performance targets or make incentive cash payments under the CIPP for 2010 as a result of then-prevailing economic conditions.

The performance targets for 2011 were calculated based on the Company achieving designated levels of earnings before net interest expense, income taxes, depreciation, amortization, pre-opening expense, certain impairment charges, if applicable, any stock option expense and any change in deferred compensation accruals that result from interest rate changes (the “Adjusted EBITDA”). The amount of the potential cash incentive for Mr. Stout for 2011 performance ranged from 17.5% of base salary if the Company’s Adjusted EBITDA performance achieved acceptable threshold levels to 70% of base salary if the Company’s Adjusted EBITDA performance exceeded a maximum performance target. For Mr. Lewis, the potential cash incentive for 2011 ranged from 15% of base salary to 60% of base salary. For Mr. Moore, the potential cash incentive for 2011 ranged from 12.5% of base salary to 50% of base salary.

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Because the Company did not achieve the threshold Adjusted EBITDA performance levels established by the Committee for 2011, no cash incentive payments were made under the CIPP with respect to 2011.

As described in Exhibit (10)(ee) to the Annual Report on Form 10-K filed with the Commission on April 2, 2012, the Committee has established performance targets pursuant to the CIPP for 2012 and the Company’s Named Officers will be eligible to receive incentive cash payments if the Company achieves designated performance levels of Adjusted EBITDA.

Equity-Based Compensation. The Company has historically awarded non-qualified or incentive stock options to its Named Officers under shareholder-approved plans on a periodic basis. The Company believes that the vesting feature of stock options closely aligns Named Officers’ interests with those of other shareholders because when the price of the Company’s stock increases from the price on the date of grant over the life of the stock option, the employee realizes value commensurate with increases to shareholder value generally.

Stock options generally are granted to all officers and other key employees, have a seven- or ten-year term and an exercise price equal to or greater than the closing market price of the underlying shares of the Company’s Common Stock on the date of grant. The number of options granted to each Named Officer is based on the Company’s conclusions on the sufficiency of the Company’s cash compensation and other benefits available to the Named Officer. Because the Company believes a larger portion of more senior executives’ compensation should be tied to the Company’s performance, a larger number of options are granted to the more senior executive officers, decreasing incrementally based on position. The Company made no stock option awards to the Named Officers in 2010. On August 8, 2011, the Company made grants of 100,000, 35,000 and 15,000 stock options to Messrs. Stout, Lewis and Moore, respectively, all at an exercise price of $5.50 (the market price of the Company’s stock on the date of the grant). All of the options granted to the Named Officers in 2011 vest ratably over four years and have seven year terms. Options granted in 2011 are subject to accelerated vesting upon a change in control, as defined in the Amended and Restated 2004 Equity Incentive Plan.

Cash Bonuses. On occasion, the Company has awarded discretionary cash bonus payments to its Named Officers to reward superior individual performance during a fiscal year. For fiscal year 2010, the Committee determined to award modest discretionary bonus payments in the amounts shown in the Summary Compensation Table to its Named Officers other than Mr. Stout to reward them for their individual performance during that year. Mr. Stout asked not to be considered for a bonus for fiscal year 2010. No discretionary bonuses were paid for 2011.

Employment Agreements. On December 26, 2008, the Company entered into employment agreements with Messrs. Stout, Lewis and Moore. The agreements provide that each of the Named Officers will continue to serve in their current offices and such other office or offices to which he may be appointed or elected by the Board of Directors for the term of the agreement. Following the initial three-year term, each agreement is subject to successive one-year automatic renewals unless either party gives written notice to the other party not less than 90 days prior to the end of the then-current term that it is electing not to extend the agreement. Each agreement provides for the Named Officer to continue to receive his current annual base salary as well as customary benefits, including remuneration pursuant to the Company’s cash compensation incentive plans (assuming applicable performance targets are met) or any long-term incentive award plans offered generally to executives of the Company and health insurance. Pursuant to the terms of each agreement, the Company will also reimburse the Named Officer for all reasonable business expenses incurred by such Named Officer in performance of his duties. Compensation payable under the agreements is subject to annual review by the Committee, and may be increased as the Committee deems advisable.

Each agreement provides for certain payments upon the termination of the Named Officer’s employment. Details of these payments and obligations are discussed below under the heading “Potential Payments Upon Termination or Change in Control.” Pursuant to the terms of each of the agreements, each Named Officer is prohibited from competing with the Company during the term of his employment and for a period of one year

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following termination of employment if the Named Officer receives payments under the employment agreements in connection with termination without “cause” or by the Named Officer for “good reason.” The Named Officer is also subject to certain confidentiality, non-disclosure and non-solicitation provisions.

Retirement Benefits. For over 30 years, the Company has provided a vested salary continuation benefit as the primary retirement benefit for its senior executives, including the Named Officers. Each Named Officer receives this retirement benefit through Amended and Restated Salary Continuation Agreements between the Company and the Named Officer. A description of the vested salary continuation benefits provided to each Named Officer under these agreements is described below under “Potential Payments upon Termination or Change in Control.” In addition, the Company provides its Named Officers certain other retirement benefits, including participation in the Company’s 401(k) plan and a non-qualified deferred compensation plan. Each plan allows the Named Officer to defer a portion of his compensation income on a pre-tax basis through contributions to the plan. The Company will match 25% of the Named Officer’s total elective contributions up to 3% of the Named Officer’s compensation for the Plan year (taking into account elective contributions to both plans). Earnings, gains and losses on deferral accounts under the non-qualified deferred compensation plan are determined quarterly and credited to participant accounts based on the gains or losses of hypothetical measurement funds selected by the plan’s administrative committee. The Company does not provide above-market or preferential earnings on deferred compensation. In addition, the Company maintains an Employee Stock Ownership Plan (“ESOP”). The ESOP is a modest tax-advantaged retirement benefit plan funded by shares of Company Common Stock available to all employees with at least 1,000 hours of service during the 12-month period subsequent to their hire date, or any calendar year thereafter, and who are at least 21 years of age. Three years of service with the Company are generally required for a participant’s account to vest. Shares held under the ESOP are distributed to participants upon their termination or retirement. In each of 2011 and 2010, the Company made a cash contribution of $50,000 to the ESOP that was used to purchase shares of Company Common Stock in the open market. Shares purchased by the ESOP during each year are allocated pro-rata to all employee participants in proportion to their compensation for the year. Allocations to the accounts of Named Officers did not exceed $500 in either of 2011 or 2010.

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OUTSTANDING EQUITY AWARDS AT 2011 FISCAL YEAR-END TABLE

The following table summarizes the number of outstanding equity awards held by each of the Named Officers as of January 1, 2012.

	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Grant Date		Option Expiration Date
Lonnie J. Stout II	40,000	—		9.50	12/21/05	(2)	12/21/15
	10,000	—		8.22	12/21/05	(2)	12/21/15
	12,500	—		13.09	05/15/07	(3)	05/15/14
	43,750	—	N/A	15.00	05/15/07	(3)	05/15/14
	16,875	5,625		6.10	07/24/08	(3)	07/24/15
	80,000	80,000		4.10	11/23/09	(3)	11/23/16
	—	100,000		5.50	08/08/11	(3)	08/08/18

R. Gregory Lewis	10,000	—		9.50	12/21/05	(2)	12/21/15
	30,000	—		8.22	12/21/05	(2)	12/21/15
	6,250	—	N/A	13.09	05/15/07	(3)	05/15/14
	11,250	3,750		6.10	07/24/08	(3)	07/24/15
	10,000	10,000		4.10	11/23/09	(3)	11/23/16
	—	35,000		5.50	08/08/11	(3)	08/08/18

J. Michael Moore	5,000	—		4.25	07/22/03	(4)	07/22/13
	10,000	—		9.50	12/21/05	(2)	12/21/15
	20,000	—		8.22	12/21/05	(2)	12/21/15
	5,000	—	N/A	13.09	05/15/07	(3)	05/15/14
	7,500	2,500		6.10	07/24/08	(3)	07/24/15
	5,000	5,000		4.10	11/23/09	(3)	11/23/16
	—	15,000		5.50	08/08/11	(3)	08/08/18

(1)	Represents options granted pursuant to the Company’s equity incentive plans. All currently outstanding options have a term of seven or ten years from the grant date.
(2)	Options vested on grant date.
(3)	Options vest in four equal installments on the first, second, third and fourth anniversaries of the grant date.
(4)	Options vested in three equal installments on the first, second and third anniversaries of the grant date.

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POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Overview

Payments Pursuant to the Employment Agreements. Under each of the legacy employment agreements discussed above under “Narrative Disclosure to Summary Compensation Table,” if the Company terminates the employment of the Named Officer with “cause,” or the Named Officer terminates employment without “good reason,” the Company is required to pay the Named Officer his salary, prior year bonus (if any) and benefits already earned but unpaid through the date of such termination. If the Company terminates the employment of Mr. Stout or Mr. Lewis without “cause,” including non-renewal by the Company or if Mr. Stout or Mr. Lewis resigns for “good reason,” Mr. Stout or Mr. Lewis will receive the foregoing and will also be entitled to receive (i) a lump sum cash payment equal to 2.99 times his base salary then in effect, (ii) a lump sum cash payment equal to 2.99 times the higher of (a) the cash bonus paid or earned but not yet paid, in respect of the previous fiscal year or (b) the average bonus paid or earned but not yet paid, in respect of the last three fiscal years, and (iii) health insurance benefits substantially commensurate with the Company’s standard health insurance benefits for Mr. Stout or Mr. Lewis and his spouse and dependents for a period of two years. For Mr. Moore, the applicable severance amounts payable under his employment agreement in the event of his termination without “cause” or resignation for “good reason” is 2.00 times salary and applicable bonus; Mr. Moore will also be entitled to the same health insurance benefits as set forth above for Mr. Stout and Mr. Lewis. For Mr. Stout and Mr. Lewis, who are also parties to Severance Benefits Agreements entitling them to 18 months’ salary upon termination by the Company without “cause” or resignation for “reason,” the applicable severance amounts payable under the employment agreements in the event of termination without “cause” and for “good reason” are reduced by amounts actually paid under the executive’s Severance Benefits Agreement.

Under the employment agreements, in the event of termination without “cause” or if the Named Officer resigns for “good reason,” each in connection with a “change in control,” each Named Officer will be entitled to receive the severance payments and benefits described above, including a payment of 2.99 times salary and applicable bonus amounts. In addition, all unvested equity incentive plan awards held by the Named Officer will vest upon a termination in connection with a change of control and health insurance benefits will continue for a period of three years. In the employment agreements “change in control” is defined to include (i) the acquisition of 35% or more of the combined voting power of the then outstanding securities of the Company by any person, entity or group; (ii) the change in ownership of a majority of the combined voting power of the then-outstanding securities of the Company as the result of, or in connection with, any cash tender or exchange offer, merger or other business combination transaction, sales of all or substantially all assets or contested election, or any combination of the foregoing; or (iii) a change, during any period of two consecutive years, in a majority of the directors of the Company, unless such newly elected directors were approved by a vote of at least two-thirds of the directors in office at the beginning of such period.

In addition to the payments noted above, the employment agreements provide the Named Officers upon any termination: accrued but unpaid base salary through the date of termination; accrued but unpaid vacation pay; unreimbursed employment related expenses; and any other benefits owed to the executive under the Company’s employee benefit plans and policies or applicable law. Each Named Officer is also subject to certain non-solicitation and non-competition covenants for a term of one year following termination. The legacy employment agreements also provide for certain tax reimbursement payments to the extent any payment made under the employment agreement becomes subject to excise taxes, interest or penalties.

Payments Made Pursuant to the Legacy Severance Benefits Agreements. In 1989, the Company entered into Severance Benefits Agreements with Mr. Stout and Mr. Lewis pursuant to which Mr. Stout and Mr. Lewis would receive lump sum payments representing 18 months of their salaries upon termination by the Company without “cause” or resignation by Mr. Stout or Mr. Lewis for “reason.” Under the Severance Benefits Agreements, Mr. Stout or Mr. Lewis has “reason” to terminate his employment if his present job responsibilities change or there is a decrease in his compensation or some other economic loss. Under the Severance Benefits Agreements, Mr. Stout and Mr. Lewis would not be entitled to severance benefits if either were terminated for

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“cause.” Under the Severance Benefits Agreements, the Company will have “cause” only if termination was the result of an act or acts of dishonesty by the Named Officer constituting a felony and resulting in or intended to result in substantial gain or personal enrichment at the expense of the Company. As described above, any payments actually made under the Severance Benefits Agreements to Mr. Stout or Mr. Lewis will offset and reduce any amounts that become payable under their respective employment agreement.

Payments Made Pursuant to the Amended and Restated Salary Continuation Agreements. The Company is also a party to Amended and Restated Salary Continuation Agreements with its Named Officers that provide for annual retirement benefits payable upon termination of employment. These annual retirement benefits were implemented by the Company over 30 years ago and are the primary retirement benefit for Named Officers. The amounts described below assume that terminations occurred as of January 1, 2012.

The Amended and Restated Salary Continuation Agreements, which may be updated or replaced by new agreements from time to time prior to a change in control, provide for an annual retirement benefit of 50% of the employee’s base salary on the date of his termination of service with the Company for any reason other than death if such termination occurs on or after attaining the age of 65. For the purpose of calculating retirement benefits, base salary is determined as the greater of actual base salary on the date of termination or the average base salary for the three full fiscal years immediately preceding termination. The retirement benefit is payable over 15 years commencing within 30 days of the employee’s retirement. The same benefit is available to the beneficiaries of an employee who dies while in office, but after age 65. The Amended and Restated Salary Continuation Agreements also provide that in the event an employee dies while in the employ of the Company before attaining the age of 65, his beneficiaries will receive specified benefit payments for a period of ten years, or until such time as the employee would have attained age 65, whichever period is longer. The payments in this instance are 100% of the employee’s base salary at the time of death for the first year after death and 50% of the employee’s base salary at the time of death each year thereafter in the death benefits period. The annual payment for the first year after death for Messrs. Stout, Lewis and Moore would be $415,000, $216,500 and $170,700, respectively, based on salaries as of January 1, 2012.

The Amended and Restated Salary Continuation Agreements also provide for a vested benefit for each officer upon termination of service with the Company for any reason other than death prior to age 65. The vested benefit will be based on the employee’s base salary as of the date of termination, subject to certain minimum benefit levels. For Messrs. Stout and Lewis, the vested benefit is an annual benefit equal to the greater of fifty percent (50%) of the employee’s base salary as of the employee’s termination date or a designated minimum annual amount, each paid in equal monthly installments for a period of fifteen years commencing once the employee subsequently attains the age of 65. For Mr. Moore, the vested benefit is a lump sum payable within 30 days of termination equal to the greater of the present value as of the date of payment (using a seven percent (7%) discount rate) of fifty percent (50%) of Mr. Moore’s base salary as of the date of termination as if paid in equal monthly installments, beginning when Mr. Moore would reach age 65, for a period of 15 years or a minimum lump sum. The designated minimum payments for each employee are based on the scheduled minimum lump sum vested benefits under the Salary Continuation Agreements previously held by the officers. The Company’s obligations under the Amended and Restated Salary Continuation Agreements, if termination had occurred on January 1, 2012, are described in the table below. Directors of the Company who are not also executive officers or employees are not parties to a Salary Continuation Agreement.

If a termination of service had occurred on January 1, 2012, the annual retirement benefit for each of Mr. Stout, Mr. Lewis and Mr. Moore under the Amended and Restated Salary Continuation Agreements would have been $207,500, $108,250 and $85,350, respectively, based on current salaries. Payments to Mr. Stout and Mr. Lewis would have been scheduled to commence once the executive attained the age of 65. Mr. Moore would have received a lump sum payment based on the present value of the annual retirement benefit.

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The following table summarizes the obligations of the Company under the Employment Agreements, the Severance Benefits Agreements and the Amended and Restated Salary Continuation Agreements to the Named Officers upon termination or a change in control that occurred on January 1, 2012:

Name	Termination by Company for Cause; by Executive Without Good Reason; or the Result of Disability	Termination by Company Without Cause or by Executive for Good Reason not Following a Change in Control	Termination by Company Without Cause or by Executive for Good Reason Following a Change in Control
Lonnie J. Stout II
Employment Agreement(1)	—	$618,350	$618,350
Severance Benefits Agreement(2)	—	$622,500	$622,500
Salary Continuation Agreement(3)	$2,420,435	$2,420,435	$2,420,435

R. Gregory Lewis
Employment Agreement(1)	—	$430,255	$430,255
Severance Benefits Agreement(2)	—	$324,750	$324,750
Salary Continuation Agreement(3)	$970,673	$970,673	$970,673

J. Michael Moore
Employment Agreement(1)	—	$389,400	$582,153
Severance Benefits Agreement(2)	—	—	—
Salary Continuation Agreement(3)	$324,985	$324,985	$324,985

Total	$3,716,093	$6,101,348	$6,294,101

(1)	Termination amounts payable to each Named Officer under the Employment Agreements are payable as lump sum payments. For Messrs. Stout and Lewis, payments under their respective Employment Agreements are reduced by amounts actually paid under their Severance Benefits Agreements.
(2)	Termination amounts payable to Messrs. Stout and Lewis under the Severance Benefits Agreements are payable as lump sum payments. Amounts represent 18 months of base salary. Mr. Moore is not a party to a Severance Benefits Agreement.
(3)	Assuming a termination on January 1, 2012, amounts indicated for Messrs. Stout and Lewis represent the present value of benefits to be paid over a period of fifteen years which would have been scheduled to commence once Mr. Stout or Mr. Lewis attain the age of 65. Mr. Moore would have received a lump sum payment.

Upon termination by the Company without cause or by the Named Officer for good reason, or upon termination as the result of disability, each Named Officer would be eligible for certain continued health insurance benefits for him and his dependents, for a period of two years or for a period of three years upon a termination in connection with a change in control. Outstanding stock option awards would be subject to accelerated vesting upon a change in control as defined above. No payments would be made upon a change in control not involving a termination.

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2011 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	Total ($)
E. Townes Duncan	37,500	2,530	40,030
Brenda B. Rector	39,000	2,530	41,530
Joseph N. Steakley	39,000	2,530	41,530
J. Bradbury Reed(3)	9,250	0	9,250

(1)	As described below in the narrative, amounts represent cash payments made for a $1,250 monthly retainer fee paid to each non-employee director plus a $1,500 fee for each Board or Committee meeting that a non-employee director attends.
(2)	Represents the aggregate grant date fair value of the stock option award granted to the director determined in accordance with ASC Topic 718 “Compensation – Stock Compensation.” For additional information on the assumptions made in the valuation for the current year awards reflected in this column, please see Note H to the Consolidated Financial Statements contained in the Annual Report on Form 10-K filed with the Commission on April 2, 2012. As of January 1, 2012, the below-listed directors had the following stock options outstanding, which as described below were previously granted in consideration for such director’s service on the Board of Directors: Mr. Duncan – 10,000; Ms. Rector – 17,000; and Mr. Steakley – 17,000.
(3)	J. Bradbury Reed retired from the Company’s Board of Directors effective May 24, 2011, and the board size was reduced to four positions.

The above table reflects fees earned or paid in cash during fiscal year 2011 and the aggregate grant date fair value of option awards to non-employee directors in 2011. Currently each director who is not an employee of the Company receives cash compensation in the form of a monthly fee of $1,250 plus a fee of $1,500 for each attended meeting of the Board or any Committee of which he or she is a member. These levels of compensation are applicable to 2011 and 2012.

Each director who is not also an employee of the Company is eligible for grants of non-qualified stock options under the Amended and Restated 2004 Equity Incentive Plan. Generally, directors who are not employees of the Company have been awarded options to purchase 10,000 shares of Common Stock upon joining the Board and options to purchase 1,000 shares of Common Stock for each succeeding year of service, with the exercise price equal to the fair market value of the Common Stock on the date of grant. Pursuant to the terms of the Amended and Restated 2004 Equity Incentive Plan, no non-employee director is eligible for a grant of incentive stock options under the Plan.

The Company’s Board of Directors presently consists of four positions, three of which are occupied by non-employee directors and one by the Chief Executive Officer.

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SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s executive officers and directors, and persons who own more than 10% of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the Commission and NASDAQ. Executive officers, directors and greater than 10% shareholders are required by regulation of the Commission to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the Forms 3, 4 and 5 and amendments thereto and certain written representations furnished to the Company, the Company believes that during the fiscal year ended January 1, 2012, its executive officers and directors and persons who own more than 10% of the Company’s outstanding equity securities complied with all applicable filing requirements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company is not, and has not in 2012 been, a party to any related party transactions other than employment and compensation related transactions with executive officers and directors discussed in the “Executive Compensation” and “Director Compensation” sections of this Information Statement. The Company has not entered into any related party transactions since 2009. The Company was the beneficiary of certain standstill obligations of Solidus from May 2009 until May 2011, as described below. It is the practice of the Company that the terms and conditions of any related party transaction are subject to the review and approval of the Audit Committee.

E. Townes Duncan, a director of the Company, is the chief executive officer of Solidus General Partner, LLC which is the general partner of Solidus. On May 22, 2009, the Company entered into a Stock Purchase Agreement with Solidus to purchase, in aggregate, 808,000 shares of Common Stock for $3.60 per share and a total purchase price of $2,909,000 from Solidus and Mr. Duncan. Prior to the stock purchase, Solidus was the Company’s largest shareholder. The Stock Purchase Agreement was unanimously approved on behalf of the Company by the Audit Committee of the Board of Directors which was composed of three members, all of whom were independent directors for purposes of considering a conflict of interest transaction under Tennessee corporate law and approving the transaction on behalf of the Board of Directors. The purchase of the stock, including related transaction costs, was financed by a $3,000,000 term loan from Pinnacle National Bank. Under the terms of the Stock Purchase Agreement, Solidus and Mr. Duncan agreed to limit future dispositions of their shares of the Company’s Common Stock to 100,000 shares for the remainder of 2009, 200,000 shares for the 2010 calendar year and 100,000 shares from January 1, 2011, until May 22, 2011, at which time there were no further obligations under the Stock Purchase Agreement. Following the expiration of the standstill in May 2011, Solidus sold additional shares of the Company’s Common Stock and presently holds less than 5% of the Company’s outstanding Common Stock.

CERTAIN INFORMATION REGARDING GOLDEN PARACHUTE PAYMENTS

Information about “golden parachute payments” that may be implicated by the transaction to which this Information Statement pertains is set forth in the Schedule 14D-9 and is incorporated herein by reference.

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AUDIT COMMITTEE REPORT

The material in this report is not “soliciting material,” is not deemed “filed” with the Commission and is not to be incorporated by reference in any filing of J. Alexander’s under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee (i) the integrity of the financial statements of the Company, (ii) the Company’s compliance with legal and regulatory requirements, (iii) the independent registered public accounting firm’s qualifications and independence, and (iv) the performance of the Company’s independent registered public accounting firm. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accounting firm. The independent registered public accounting firm reports directly to the Audit Committee. Management has the primary responsibility for the financial statements and the reporting process, including internal control over financial reporting. The Company’s independent registered public accounting firm is responsible for planning and carrying out proper annual audits and quarterly reviews of the Company’s financial statements in accordance with standards established by the Public Company Accounting Oversight Board (United States) and expressing an opinion on the conformity of the Company’s audited financial statements with U.S. generally accepted accounting principles.

In the performance of its oversight function, the Audit Committee has reviewed and discussed the audited financial statements with management and the independent registered public accounting firm. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the independent registered public accounting firm’s independence. In addition, the Audit Committee has considered whether the provision of non-audit services, and the fees charged for such services, by the independent registered public accounting firm are compatible with maintaining the independence of such firm from the Company.

The Audit Committee discussed with the Company’s independent registered public accounting firm the overall scope and plans for its audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of its audit and the evaluations of the Company’s internal control over financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended January 1, 2012, for filing with the Securities and Exchange Commission.

Respectfully submitted,

Joseph N. Steakley (Chair)

Brenda B. Rector

E. Townes Duncan

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ANNEX II

July 29, 2012

CONFIDENTIAL

The Board of Directors

J. Alexander’s Corporation

3401 West End Avenue

Suite 260

Nashville, TN 37203

Members of the Board:

You have asked us to advise you with respect to the fairness to the holders of J. Alexander’s Corporation, a Tennessee corporation (“JAX”), common stock, par value $0.05 per share (“JAX Common Stock”), other than FNF, Merger Sub (each defined below), or any of their respective affiliates, from a financial point of view, of the Consideration (defined below) to be received by such holders of JAX Common Stock pursuant to the terms and subject to the conditions set forth in the Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”) to be entered into by and among JAX; Fidelity National Financial, Inc. (“FNF”), a Delaware corporation; New Athena Merger Sub, Inc. (“Merger Sub”), a Tennessee corporation and wholly-owned subsidiary of FNF; Fidelity Newport Holdings, LLC (“FNH”), a Delaware limited liability company and an indirect, majority-owned subsidiary of FNF; American Blue Ribbon Holdings, Inc. (“ABRH”), a Delaware corporation and an indirect, majority-owned subsidiary of FNF; and Athena Merger Sub, Inc. (“Old Merger Sub”), a Tennessee corporation and a direct, wholly-owned subsidiary of ABRH.

As more fully described in the Amended and Restated Merger Agreement, among other things:

(i)	Merger Sub shall commence a cash tender offer (the “Offer”) to purchase all of the issued and outstanding shares of JAX Common Stock at a price per share equal to $13.00, subject to applicable tax withholding, net to the seller in cash (such amount per share, the “Consideration”); and

(ii)	Following the completion of the Offer, Merger Sub will merge with and into JAX, with JAX surviving the merger as an indirect, wholly-owned subsidiary of FNF (the “Merger” and together with the Offer, the “Transactions”). Pursuant to the Merger, each outstanding share of JAX Common Stock shall be converted into the right to receive the Consideration, except that (1) each share of JAX Common Stock owned by FNF will be converted into one share of the surviving corporation’s common stock, and (2) shares of JAX Common Stock owned by JAX or Merger Sub will be canceled and retired without payment of any consideration therefor.

In arriving at our opinion, Cary Street Partners has, among other things:

(i)	reviewed a draft of the Amended and Restated Merger Agreement dated July 27, 2012, which we have assumed is in substantially final form and from which we assume the final form will not vary in any respect material to our analysis;

CARY STREET PARTNERS LLC • 3060 PEACHTREE ROAD NW; SUITE 265 • ATLANTA, GA 30305 • TEL: (404) 974-4982 • FAX: (404) 835-8120

Board of Directors of J. Alexander’s Corporation

July 29, 2012

(ii)	reviewed the financial terms of the Transactions as set forth in the Amended and Restated Merger Agreement, and such other terms as we deemed necessary and appropriate;

(iii)	examined certain publicly available business and financial information that we deemed relevant, such as annual reports, quarterly reports and other filings with the Securities and Exchange Commission relating to JAX;

(iv)	visited the business offices of JAX in Nashville, Tennessee and conducted discussions with members of management of JAX concerning JAX’s business, operations and prospects and the Transactions;

(v)	reviewed certain non-public historical financial statements and other non-public financial and operating data relating to JAX that were prepared, furnished to, and/or discussed with us by members of the management of JAX;

(vi)	reviewed certain non-public projected financial forecasts and other information and data relating to JAX, including its capitalization and financial condition, that were prepared, furnished to, and/or discussed with us by members of the management of JAX;

(vii)	reviewed the historical market price and trading volumes of JAX Common Stock, and the publicly traded securities of certain other companies that Cary Street Partners deemed relevant;

(viii)	compared the financial performance of JAX and the valuation multiples relating to the Transactions with the financial terms, to the extent publicly available, of certain other transactions which we considered relevant;

(ix)	compared the financial performance of JAX and the valuation multiples relating to the Transactions with those of certain other publicly traded companies whose operations we considered relevant in evaluating the financial performance of JAX;

(x)	compared the valuation implied by the Transactions to a discounted cash flow analysis for JAX; and

(xi)	in addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without performing or assuming any responsibility for independent verification, upon (1) the accuracy and completeness of all financial and other information, materials and data that were publicly available or provided to or otherwise reviewed by, discussed with, or made available to us and (2) the assurances of members of the management of JAX that they are not aware of any information or facts that have been omitted or that remain undisclosed to us that would make the information reviewed by us incomplete or misleading or that are otherwise relevant to our analysis.

With respect to financial forecasts, projections, and other information and data relating to JAX provided to or otherwise reviewed by or discussed with us, we have been advised by members of the management of JAX that such forecasts, projections, and other information and data were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of JAX as to the future financial performance of JAX, and we have assumed, with your consent, that the financial results reflected in such forecasts, projections and other information and data will be realized in the amounts and at the times projected. As such, we express no opinion or view as to any such forecasts and projections or the assumptions on which they are based.

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Board of Directors of J. Alexander’s Corporation

July 29, 2012

We have assumed with your consent and without independent verification for purposes of rendering this opinion, that (1) there are no material liabilities (contingent or otherwise, known or unknown) of JAX other than those that have been set forth in the most recent financial statements of JAX provided to us or otherwise disclosed to us, and (2) there has been no adverse change (other than an immaterial change) in the assets, liabilities, businesses, operations, properties, financial condition, results or prospects of JAX in either case taken as a whole since the dates of the most recent financial statements of JAX provided to us.

We have also assumed, with your consent, that (1) the Transactions will be consummated in a timely manner in accordance with the terms described in the Amended and Restated Merger Agreement, without waiver, modification or amendment of any material term, condition, agreement, or obligation or any adjustment to the aggregate consideration to be delivered thereunder (whether by offset, reduction, indemnity, or otherwise), (2) the representations and warranties of the parties contained in the Amended and Restated Merger Agreement are true and accurate (and we have not verified and assume no responsibility to verify the truth and accuracy of them), (3) each party will perform all of the covenants and agreements of such party under the Amended and Restated Merger Agreement, (4) all conditions to the consummation of the Transactions will be satisfied without material waiver or modification thereof, and (5) in the course of obtaining the necessary governmental or third party approvals, consents and releases for the Transactions, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on JAX or the contemplated benefits of the Transactions to the holders of the JAX Common Stock. Representatives of JAX have advised us, and we further have assumed, that the final terms of the Amended and Restated Merger Agreement will not vary materially from those set forth in the drafts reviewed by us.

Cary Street Partners does not provide legal, regulatory, tax or accounting advice, and we give no opinion as to legal, regulatory, tax or accounting matters, nor does our opinion contemplate how the Transactions might affect, directly or indirectly, JAX or its shareholders with regards to taxes. We are not expressing any opinion as to the prices or volume at which JAX Common Stock will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of JAX nor have we made any physical inspection of the properties or assets of JAX. Also, we have not evaluated the solvency or fair value of JAX or any of its affiliates under any state or federal laws relating to bankruptcy, insolvency, or similar matters. We have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which JAX or any of its affiliates is a party or may be subject.

Our opinion does not address the relative merits of the Transactions as compared to any alternative transaction or business strategies that might exist for JAX or the effect of any other transaction in which JAX might engage, nor does our opinion address JAX’s underlying decision to proceed with the Transactions as compared to any alternative transaction or business strategies. Also, we were not requested to opine as to, and our opinion does not address (1) the fairness of any portion or aspect of the Transactions not expressly addressed in our opinion, (2) the fairness of any portion or aspect of the Transactions to the holders of any class of security, creditors or other constituencies of JAX or any other parties other than the holders of JAX Common Stock, or (3) the fairness of the amount or nature of the compensation to any of JAX’s officers, directors, or employees or class of such persons, relative to compensation to JAX’s other shareholders.

Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions and circumstances existing, as of the date hereof. We assume no responsibility or obligation to update, revise, reaffirm, or withdraw our opinion based upon, or otherwise comment on or consider, events occurring or new facts or circumstances discovered after the date hereof. Subsequent events that could materially affect our opinion include, without limitation, adverse changes in industry performance or market conditions; changes to the business, financial condition or results of operation of JAX; changes in the terms of the Transactions; and the failure to consummate the Transactions within a reasonable period of time.

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Board of Directors of J. Alexander’s Corporation

July 29, 2012

Cary Street Partners is currently acting as financial advisor to JAX in connection with the Transactions and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transactions. We also will receive a fee in connection with the delivery of this opinion. JAX has also agreed to reimburse Cary Street Partners’ reasonable out-of-pocket expenses and to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business, Cary Street Partners and our affiliates may actively trade or hold the securities of JAX, FNF, or their respective affiliates for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates may maintain relationships with JAX, FNF, and their respective affiliates. During the two year period prior to the date hereof, Cary Street Partners has provided financial advisory services to JAX and has received fees for the rendering of these services, including the reimbursement of expenses. Cary Street Partners delivered a fairness opinion to the Board of Directors of JAX, and received a fee for delivery of such opinion, in connection with the original Merger Agreement among JAX, FNF, FNH, ABRH, and Old Merger Sub dated as of June 22, 2012. During the two year period prior to the date hereof, no material relationship existed between Cary Street Partners and FNF, FNH, or any of their affiliates pursuant to which compensation was received or is intended to be received by Cary Street Partners as a result of such a relationship, and no such relationship is mutually understood to be contemplated. We may provide financial or other services to JAX, FNF, FNH, or any of their respective affiliates in the future, and in connection with any such services we may receive compensation.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of JAX in its evaluation of the Transactions, and our opinion is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the Transactions or act on any matters relating to the Transactions. Further, our opinion has been prepared for the information of the Board of Directors of JAX in connection with the Transactions and shall not be reproduced, summarized, described or referred to, or provided to or relied upon by any other person, or otherwise made public or used for any other purpose without the prior written consent of Cary Street Partners, except this letter may be reproduced in full in any filing required to be made with the Securities and Exchange Commission relating to the Transactions and summarized or described in any such filing in a manner reasonably satisfactory to and approved by Cary Street Partners.

Our opinion has been reviewed and approved by a fairness committee of Cary Street Partners.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of JAX Common Stock, other than FNF and Merger Sub (which are not receiving the Consideration pursuant to the Amended and Restated Merger Agreement) or any of their respective affiliates, pursuant to the Amended and Restated Merger Agreement is fair, from a financial point of view, to such holders of JAX Common Stock.

Sincerely,

/s/ Cary Street Partners LLC

CARY STREET PARTNERS LLC

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